Exhibit 99.1

Risk and Capital
Management Pillar 3
4Q18

Risk and Capital Management - Pillar 3
OBJECTIVE 4
KEYINDICATORS 4
1 RISK MANAGEMENT 5
1.1 Risk Appetite 6
1.2 RiskCulture 7
1.3 Risk and Capital Governance 7
1.4 Risk- adjusted Compensation 8
2 CAPITAL 9
2.1 Capital Management 9
2.2 Capital Adequacy Assessment 9
2.3 Stress Testing 9
2.4 Recovery Plan 10
2.5 Capital Requirements and Capital Composition 11
2.6 Risk-Weighted Asset (RWA) 14
Risk-Weighted Assets for Credit Risk (RWAcpad) 15
Risk-Weighted Assets for Market Risk (RWAMint) 16
Risk-Weighted Assets for Operational Risk (RWA0PAd) 16
2.7 Additional Capital Buffers 17
2.8 Capital Adequacy 18
2.9 Leverage Ratio 20
3 BALANCE SHEET 21
Balance Sheet 21
Institutions that comprise the Financial Statements of Itaú Unibanco Holding 23
Material entities 24
4 INVESTMENTS IN OTHER ENTITIES NOT CLASSIFIED IN THE TRADING BOOK 25
5 CREDIT RISK 26
5.1 Framework and Treatment 26
5.2 Credit Portfolio Analysis 27
Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions 27
Operations with Credit Granting Characteristics by Economic Sector 28
Remaining maturity of loan transactions 29
Concentration on the Major Debtors 29
Overdue Amounts 30
Allowance for Loan Losses 30
Mitigating Instruments 31
Counterparty Credit Risk 32
Acquisitions, Sale or Transfer of Financial Assets 34
Operations of Securitization 35
Credit Derivatives 36
6 MARKET RISK 37
6.1 Framework and Treatment 37
6.2 Portfolio Analysis 38
Interest rate risk in the banking book 39
Evolution of the Trading Book 39
Evolution of the Derivatives Portfolio 39
VaR - Consolidated Itaú Unibanco 40
VaR and Stresses VaR Internai Model - Regulatory Portfolio 40
Stress Testing 41
Backtesting 41
Pricing of Financial Instruments 41

7 OPERATIONAL RISK 42
7.1 Framework and Treatment 42
7.2 Crisis Management and Business Continuity 43
7.3 Independent Validation of Risk Models 44
8 LIQUIDITY RISK 45
8.1 Framework and Treatment 45
8.2 Liquidity Coverage Ratio (LCR) 46
8.3 Net Stable Funding Ratio (NSFR) 47
9 OTHER RISKS 49
Insurance products, pension plans and premium bonds risks 49
Social and Environmental Risk 49
Regulatory and Compliance Risk 50
Model Risk 50
Country Risk 50
Business and Strategy Risk 50
Reputational Risk 50
10 APPENDIX I 52
11 GLOSSARIES 55
11.1 Glossary of Acronyms 55
11.2 Glossary of Regulations 57

Gerenciamento de Riscos - Pilar 3
Objective
This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Total Capital (“Patrimônio de Referência” - PR), in accordance with Itaú Unibanco’s institutional standards.
For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations.
The information available in the website http://www.itau.com.br/investor-relations and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report.
Key indicators
Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on December 31,2018, are summarized below.
Credit Risk Exposure
Common Equity Tier I Ratio
15.1%
September 30, 2018:13.9%
Common Equity Tier I
123,358 million
September 30, 2018: R$ 113,313 million
Tier I Ratio
Total Capital
RS 147,028 million
September 30, 2018: R$ 137,252 million
Total Capital Ratio
18.0%
September 30, 2018:16.9%
Tier I
R$ 131,154 million
September 30, 2018: R$ 121,386 million
16.0%
September 30, 2018:14.9%
R$ 714,969 million

Gerenciamento de Riscos – Pilar 3

1 Risk Management

To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution's global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco's management through the processes of analysis and monitoring capital and risk assessment processes.

The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;
- Risk Culture: the institution's risk culture goes beyond policies, procedures and processes, strengthening the employees' individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 "Risk Culture";
- Price for Risk: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios;
- Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;
- Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services;
- Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution's reputation.

On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO's roles, responsibilities and independence requirements.

Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557; accordingly, there is no significant impact arising from its adoption.

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Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

1.1 Risk Appetite

In 2016, Itaú Unibanco reviewed its risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The bank's risk appetite is grounded on the following declaration of the Board of Directors:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on the bank's capital ratios in usual or stress situations, and debt issue ratings.
- Liquidity: establishes that the institution's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.
- Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.
- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.
- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers' satisfaction or dissatisfaction, media exposure and observation of the institution's conduct.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO.

Metrics are regularly monitored and must comply with the limits defined. Monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank's strategy.

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Itaú Unibanco

1.3 Risk Culture’s risks, and each and everyone’s responsibility for risk management.
In addition to the bank’s policies, procedures and processes of risk management, the Risk Culture strengthens the employees’ individual and collective responsibility in understanding, identifying, measuring, managing and mitigating the risks connected to their activities, respecting the business management ethically.
The institution promotes its Risk Culture by emphasizing a behavior that helps people of all company leveis to undertake and manage risks in a conscious way. By disseminating these principies, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite leveis established, so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.
Itaú Unibanco also makes some channels available for communication of operating failures, internai or externai fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation.
1.2 Risk and Capital Governance
The Board of Directors is the main body responsible for establishing the guidelines, policies and authority leveis regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive levei, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.
Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF).
Furthermore, to support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and ensure the accordance with the established rules and procedures.
A detailed description of the structure can be found on the Consolidated Annual Report, section “Our Risk Management”. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations. section Itaú Unibanco.
Itaú Unibanco’s risk management organizational structure complies with Brazilian and International regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:
• in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;
• in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions;
• in the third line of defense, internai audit provides an independent assessment of the institution’s activities, so that sênior management can see that Controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.
Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

1.4 Risk-adjusted Compensation
The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure leveis in short, médium and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921, and the FEBRABAN’s normative SARB 017/2016 and with the reporting to the Board of
Directors, is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies.
The practices of compensation take into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excessive risks and inadequacies.
For more information about remuneration in Itaú Unibanco, see Note 13 - “Shareholders’ Equity” in the complete Financial Statements, which is available on the website www.itau.com.br/investor-relations.

2 Capital
2.1 Capital Management
The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization levei. The Board is also responsible for the full approval of ICAAP (Internai Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital.
At the executive levei, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors.
In order to provide the Board with the data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital levei forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of Information and related processes, which are all subject to verification by the independent validation, internai Controls and audit areas.
The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, Itaú Unibanco, under Corporate Governance, Rules and Policies.
2.2 Capital Adequacy Assessment
For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows:
• Identification of the risks to which the institution is exposed and analysis of their materiality;
• Assessment of the need for capital to cover the material risks;
• Development of methods for quantifying additional capital;
• Quantification of capital and internai capital adequacy assessment;
• Capital and Contingency Plan;
• Submission of report to BACEN.
By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,841.
The result of the last ICAAP - dated as of December 2017 - showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.
1.3 Stress Testing
The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.
For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.
Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet, of which the risk-weighted assets and the capital and liquidity ratios are derived.
The stress test is also an integral part of the ICAAP (Internai Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate leveis of capital, without any impact on the development of its activities.
This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite.

2.4 Recovery Plan
In response to the latest International crises, BACEN issued Resolution No. 4.502, dated June 30, 2016, requiring a recovery plan to be drawn up by systemically important financial institutions (financial institutions with a total exposure of more than 10% of GDP). The purpose of the Recovery Plan is to reestablish adequate leveis of capital and liquidity, above the minimum regulatory leveis, through appropriate strategies in the event of severe systemic or idiosyncratic shocks. Accordingly, the institution would be able to preserve its financial feasibility and continuity without jeopardizing the operation of the National Financial System, and minimizing the risk of bailout (injection of public resources).
The Recovery Plan covers the whole conglomerate and the overseas subsidiaries. The document is reviewed and reported to BACEN annually, so as to ensure that the strategies remain up to date and feasible in the event of organizational, competitive or systemic changes.
Itaú Unibanco’s Recovery Plan describes the institution’s criticai functions and essential Services; it provides for monthly monitoring, using a set of indicators of potential risks to solvency and liquidity, and reporting to sênior management through committees; and it defines the severe stress scenarios of a systemic and idiosyncratic nature that threaten the institution’s ability to simulate strategies for the recovery of capital and liquidity, their financial impact, the risks of putting it into effect and potential mitigators. It also establishes a transparent communication plan for the use of all stakeholders.
This comprehensive exercise ensures that, even at times of severe stress, which are extremely unlikely to occur, Itaú Unibanco will have strategies for generating sufficient resources for the sustainable maintenance of its criticai activities and essential Services, without damaging its investors, the financial system or the other participants in the markets where it operates.

Gerenciamento de Riscos – Pilar 3

2.5 Capital Requirements and Capital Composition

Itaú Unibanco's minimum capital requirements are expressed as ratios of the capital available – stated by the Total Capital (Referential Equity) and the risk-weighted assets (RWA). These ratios follow the set of resolutions[1] and circulars disclosed by BACEN that implemented, in Brazil, the global capital requirement standards known as Basel III.

The Total Capital is the sum of three items, namely:

- Common Equity Tier I: sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;
- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate[2], which comprises not only financial institutions but also collective financing plans (*"consórcios"*), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks.

Credit, market and operational risks approaches are treated as described in section "2.6 Risk-Weighted Assets (RWA)".

From January 1st, 2018 to December 31st, 2018, the minimum Total Capital ratio required is 8.625%, and following the schedule for a gradual reduction, it will be 8% on January 1st, 2019.

The BACEN rules call for Additional Capital Buffers (ACP), corresponding to the sum of the components $ACP_{Conservation}$, $ACP_{Countercyclical}$ and $ACP_{Systemic}$, which, along with the requirements mentioned, increase capital requirement over time, as provided for in CMN Resolution 4,193.

Basel III - Implementation Schedule	From January 1st		
	2017	2018	2019[2]
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total Capital	**9.25%**	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**1.50%**	**2.375%**	**3.5%**
conservation	1.25%	1.875%	2.5%
countercyclical [1]	0%	0%	0%
systemic	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	**6.0%**	**6.875%**	**8.0%**
Total Capital + ACP	**10.75%**	**11.0%**	**11.5%**
Prudential adjustments deductions	**80%**	**100%**	**100%**

(1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 30,371/17), and currently is set to zero (BACEN Communication No. 32,794/18). Should the requirement increase, the new percentage takes effect twelve months after the announcement.

(2) Minimum requirements valid from January 1, 2019 onwards.

Basel III also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are regulated by CMN Resolution 4,192. This reform included a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

(1) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

(2) Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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Composition of Referential Equity [1]

R$ million

	12/31/2018	09/30/2018	12/31/2017
Stockholders' equity Itaú Unibanco Holding S.A. (Consolidated)	131,757	125,035	126,924
Non-controlling interest in subsidiaries	12,276	13,580	11,942
Changes in ownership interest in a subsidiary in capital transactions	98	467	1,482
Consolidated Stockholders' Equity (BACEN)	**144,131**	**139,082**	**140,348**
Common Equity Tier I prudential adjustments	(20,773)	(25,769)	(17,952)
Common Equity Tier I	**123,358**	**113,313**	**122,396**
Instruments eligible to comprise Additional Tier I	7,701	7,985	-
Additional Tier I prudential adjustments	95	88	57
Additional Tier I Capital	**7,796**	**8,073**	**57**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**131,154**	**121,386**	**122,453**
Instruments eligible to comprise Tier II	15,778	15,778	19,723
Tier II prudential adjustments	96	88	76
Tier II	**15,874**	**15,866**	**19,799**
Reference Equity (Tier I + Tier II)	**147,028**	**137,252**	**142,252**

[1] *As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.*

The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of December 31, 2018.

Prudential Adjustments [1]

R$ million

	12/31/2018	09/30/2018	12/31/2017	Ref. Appendix I
Goodwill paid upon the acquisition of investments	7,061	8,354	8,123	(e)
Intangible assets	7,573	7,895	5,456	(h) / (i)
Tax credits	4,211	6,093	5,208	(b)
Minority shareholders' primary capital surplus	339	343	286	
Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(1,585)	(1,309)	(1,399)	
Prudential Adjustments subject to exemption limits (deferred tax assets from temporary differences, investments in insurance companies and investments in financial institutions not consolidated).	3,012	4,348	-	
Others	162	45	278	
Total	**20,773**	**25,769**	**17,952**	

[1] *As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.*

During the year of 2018, Itaú Unibanco bought back R$ 510 million of its own shares. These shares are shown as "Treasury Shares", which reached a balance of R$ (1,820) million as of December 31, 2018. Treasury shares reduce our shareholders' equity, resulting in a decrease in the capital base.

In this period, the amount of dividends and Interest on own capital paid / provided for, which affects Itaú Unibanco's capital base, was R$ 19,838 million. Dividends are deducted from the institution's shareholders' equity, thus reducing its capital base. The interest on own capital that is booked directly to income as an expense reduces the institution's net income, reducing, consequently, the capital base.

More details about Total Capital are given in Appendix I ("Breakdown of the Total Capital and Information on its Adequacy) in this report.

The table below presents subordinated debts and other instruments eligible for Additional Tier I and Tier II capital:

R$ million

Instruments Eligible for Additional Tier I Capital

	Maturities						12/31/2018	09/30/2018	31/12/2017
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years or Perpetual	Total	Total	Total
Subordinated Perpetual Debt	-	-	-	-	-	7,702	7,702	7,985	-
Instruments Eligible for Additional Tier I Capital (Dec/18)	**-**	**-**	**-**	**-**	**-**	**7,702**	**7,702**	**7,985**	**-**

Instruments Eligible for Tier II Capital

	Maturities						12/31/2018	09/30/2018	12/31/2017
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years or Perpetual	Total	Total	Total
Financial Bills	219	47	13	4,623	-	-	4,902	7,556	16,829
Euronotes	-	3,881	8,958	10,255	7,209	-	30,303	31,314	25,858
Subordinated Debt (Dec/18)	**219**	**3,928**	**8,971**	**14,878**	**7,209**	**-**	**35,205**	**38,870**	**42,687**
Subordinated Debt Not Elegible to Capital	124	39	78	203	187	5,775	6,406	14,851	5,862
Subordinated Debt - Total (Dec/18)	343	3,967	9,049	15,081	7,396	5,775	41,611	53,721	48,549
Subordinated Debt after Reducer (Dec/18)	**-**	**786**	**3,588**	**8,927**	**5,767**	**-**	**19,068**	**20,777**	**22,509**
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,235	7,093	26,514	39,122		
Preferred Shares (Dec/12)	-	-	323	-	-	-	323		
Threshold [1] Instruments Eligible for Tier II Capital (Dec/12)	**-**	**396**	**245**	**1,694**	**2,837**	**10,606**	**15,778**		
Instruments Eligible for Tier II Capital (Dec/18) [2]	**-**	**396**	**245**	**1,694**	**2,837**	**10,606**	**15,778**		
Total Instruments Eligible for Capital (Dec/18)	**-**	**396**	**245**	**1,694**	**2,837**	**18,308**	**23,480**		

[1] *Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192 - Art 28).*

[2] *According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of total capital as of December, 2018.*

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In January 2019, Itaú Unibanco *Holding* issued R$ 3.05 billion in Perpetual Subordinated Financial bills, in private negotiations with professional investors. The Financial Bills have repurchase option as from 2024, in addition to being eligible to compose the Supplementary Capital of Referential Equity of Itaú Unibanco *Holding*, with an estimated impact of 0.4 p.p. in its Tier I Capitalization ratio. Both the repurchase and composition of capital are subject to authorization of the Central Bank of Brazil.

For further details on instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor-relations, section Reports, under Pillar 3 and Global Systemically Important Banks – Spreadsheet Support, Appendix I and II – Pillar 3, Appendix II – Main Features of the Total Capital (PR) Instruments.

The Circular BACEN 3,751 provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. A institution is considered G-SIB whether its score reaches at least 130, this indice was 42 for Itaú Unibanco's in 2017. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks.

The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)[3]. The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

The National Council of Private Insurance (CNSP) issued CNSP Resolutions 321, 343 and 360, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers.

[3] *Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2018.*

13

Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

2.6 Risk-Weighted Asset (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

The table below presents the evolution of RWA composition of Itaú Unibanco.

Composition of Risk-Weighted Asset [1]

R$ million

Risk exposures	12/31/2018		09/30/2018		12/31/2017	
Risk-Weighted Assets for Credit Risk (RWA_{CPAD})	714,969	87.4%	713,435	87.8%	660,516	87.3%
Risk-Weighted Assets for Market Risk (RWA_{MINT})	30,270	3.7%	26,356	3.2%	32,915	4.3%
Risk-Weighted Assets for Operational Risk (RWA_{OPAD})	72,833	8.9%	72,833	9.0%	63,277	8.4%
Risk-Weighted Assets (RWA)	**818,072**	**100.0%**	**812,625**	**100.0%**	**756,708**	**100.0%**

[1] *As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.*

14

Itaú Unibanco

Risk-Weighted Assets for Credit Risk (RWAcpad)
The table below presents the credit risk-weighted assets (RWAcpad), regulated by BACEN Circular 3,644, segregated by risk weighting factor and by asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWAcpad) (1)			R$million
	12/31/20181	09/30/2018 |	12/31/2017 1
Risk exposures
Exposure weighted by credit risk (RWAcpad)	714,969	713,435	660,516
a) Per Weighting Factor (FPR):
FPR at 2%	134	138	180
FPR at 4%	401	299	-
FPR at 10%	145	346	-
FPR at 20%	8,103	8,720	7,717
FPR at 35%	19,787	19,194	15,900
FPR at 50%	45,937	45,085	44,741
FPR at 75%	158,397	153,953	145,376
FPR at 85%	66,313	69,672	76,033
FPR at 100%	344,938	341,342	324,097
FPR at 250%	46,259	42,492	34,053
FPR at 300% 151	9,506	15,610	3,906
FPR up to 1250%121	2,000	2,301	2,096
Derivatives - Variation of the counterparty credit quality	5,417	5,894	6,417
Default Funds131	9	4	-
Securitization141	7,623	8,385	-

Exposure weighted by credit risk (RWAcpad)	714,969	713,435	660,516
b) Per Type:
Securities	40,276	39,378	45,629
Loan operations - Retail	124,356	119,876	114,141
Loan operations - Non-retail	256,958	258,853	240,815
Joint liabilities - Retail	140	161	172
Joint liabilities - Non-retail	43,288	46,027	45,405
Loan commitments - Retail	33,871	33,875	31,058
Loan commitments - Non-retail	10,673	10,544	9,017
Derivatives - Future potential gain|5i	4,193	4,739	5,457
Intermediation Operations	3,330	3,292	-
Other exposures	197,884	196,690	168,821

<v As from the fourth quarter of 2017, CitiBank’s brazilian retail business commenced to be Consolidated in Itaú Unibanco’s financialstatements.
<2> Taking into consideration the application of the “F” factor requiered by Article 29 of BACEN Circular 3,644.
<3> As from the first quarter of2018, the balances relating to Default Funds are being weighted according to the calculation defined in Article 20-A of Circular 3,644 (amended by Circular 3,849), replacing the RPFof 1250%.
<4> As from the first quarter of2018, the balance relating to Securitization was segregated, according to the calculation defined in Circular 3,848.
<5> The balances of Derivatives - Future Potential Gain are distributed in their respective FPRs.
<6> As from the third quarter of 2018, considers the impact ofCMN Resolution 4,680.

Gerenciamento de Riscos – Pilar 3

Risk-Weighted Assets for Market Risk (RWA_{MINT})

From September 1st, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWA_{MINT}), replacing the RWA_{MPAD}, as set out in BACEN Circular 3,646.

The standardized approach continues to be used for external units. Accordingly, the use of the internal models does not apply to the following units: Argentina, Chile, Itaú BBA International, Colombia, Paraguay and Uruguay.

The following table presents the values of market risk weighted assets (RWA_{MINT}) which is regulated by BACEN Circulars 3,646 and 3,674.

Composition of Risk-Weighted Assets for Market Risk (RWA_{MINT})

R$ million

	12/31/2018	09/30/2018	12/31/2017
Risk-Weighted Assets for Market Risk - Standard Aproach (RWAMPAD)	**37,838**	**32,946**	**32,893**
Operations subject to interest rate variation	**30,286**	**28,860**	**31,076**
Fixed income interest rate denominated in reais	2,026	3,519	6,119
Foreign exchange linked interest rate	19,633	19,130	17,153
Price index linked interest rate	8,627	6,211	7,804
Operations subject to commodity price variation	**389**	**643**	**361**
Operations subject to stock price variation	**362**	**418**	**239**
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations	**6,801**	**3,025**	**1,217**
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) [1] (a)	**30,270**	**26,356**	**26,314**
Market Risk Weighted Assets calculated based on internal methodology (b)	**22,871**	**23,378**	**32,915**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	**(7,568)**	**(6,589)**	**-**
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	**30,270**	**26,356**	**32,915**

[1] *Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model.*

On December 31, 2018, RWA_{MINT} reached R$ 30,270 million, that corresponds to 80% of RWA_{MPAD}, which in turn is higher than the capital requirement following intern models, which totalized R$ 22,871 million.

Risk-Weighted Assets for Operational Risk (RWA_{OPAD})

BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWA_{OPAD}). Itaú Unibanco uses the Alternative Standardised Approach. In accordance with current regulation, the exposure of RWA_{OPAD} is calculated on a semiannual basis, related to June 30 and December 31.

The following table presents the values of RWA for operational risk:

Composition of Risk-Weighted Assets for Operational Risk (RWA_{OPAD}) [1]

R$ million

	12/31/2018	09/30/2018	12/31/2017
Risk-Weighted Assets for Operational Risk (RWA_{OPAD})	**72,833**	**72,833**	**63,277**
Retail	12,822	12,822	11,870
Commercial	26,214	26,214	24,857
Corporate finance	2,697	2,697	2,663
Negotiation and sales	11,736	11,736	7,434
Payments and settlements	8,282	8,282	7,532
Financial agent services	4,343	4,343	3,892
Asset management	6,715	6,715	5,010
Retail brokerage	24	24	18

[1] *As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.*

16

Itaú Unibanco

2.7 Additional Capital Buffers
A requirement for Additional Capital Buffers (ACP) carne into effect in the first quarter of 2016. Details of its components are shown below:

	| 12/31/2018 1	09/30/2018	12/31/2017 g
Additional Capital Buffers requirement {ACPrequirement)	19,429	19,300	11,351
conservation	15,339	15,237	9,459
countercyclical	-	-	-
systemically importance	4,090	4,063	1,892
111 Asfrom thefourth quarter of2017, CitiBank’s brazilian retail business commenced to be Consolidated in Itaú Unibanco’s financial statements.
BACEN Circular 3,769 describes the method for calculating the ACP,	:ountercyciicai. Details of its portions are shown below for the reĺevant jurisdictions:
Additional Capital Buffers (ACPcountercvdical)(1|(2|(31			R$million
	Sli 12/31/2018 |	09/30/2018	12/30/2017 g
RWACPrNBj
Brazil	439,924	426,402	406,031
Chile 141	88,112	93,566	83,901
Total	528,036	519,968	489,932

^ Percentage amount ofcountercyclical bufferfor the principal jurisdictions is zero.
^ Portion ofthe RWA balance for credit risk exposure to the non-banking private sector in the reĺevant jurisdictions.
^ Asfrom thefourth quarter of 2017, CitiBank’s brazilian retail business commenced to be Consolidated in Itaú Unibanco’s financial statements.
<4) Method ofcalculating countercyclical buffer not announced in th is jurisdiction. According toArticle 2 of BACEN Circular No. 3,769 the ACCP ofBrazil value should be used.

1.1 Capital Adequacy
Itaú Unibanco, through ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.
In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital leveis above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.
On December 31, 2018, the Total Capital (PR) reached R$ 147,028 million, R$ 131,154 million of Tier I and R$ 15,874 million of Tier II.

	Required	Current	Required	Current	Required	Current	Required	Current	Required	Current	Required	Current
	Value	Value	ĺndice	ĺndice	Value	Value	ĺndice	ĺndice	Value	Value	ĺndice	ĺndice
Common Equity Tier 1	36,813	123,358	4.5%	15.1%	36,568	113,313	4.5%	13.9%	34,052	122,396	4.5%	16.2%
Additional Capital Buffer		7,796				8,073				57
Tier 1	49,084	131,154	6.0%	16.0%	48,758	121,386	6.0%	14.9%	45,402	122,453	6.0%	16.2%
Tier II		15,874				15,866		-		19,799	-	-
Referential Equity (Tier 1 + Tier II)	70,559	147,028	8.625%	18.0%	70,089	137,252	8.625%	16.9%	69,995	142,252	9.250%	18.8%
Additional Tier 1 Capital	19,429		2.375%		19,300		2.375%		11,351		1.5%

Capital Adequacy(1)
R$ million
12/31/201809/30/201812/31/2017
Asfrom the fourth quarter of 2017, CitiBank’s brazilian retail business commenced to be Consolidated in Itaú Unibanco’s financial Statements.
The Total Capital Ratio reached 18.0% in December 31, 2018, increasing 110 basis points relatively to September 30, 2018, mainly due to the net income of the period.
Besides, Itaú Unibanco has an R$ 76,469 million capital excess in relation to its required Total Capital, higher than the Additional Capital Buffers requirement of R$ 19,429 million, largely covered by total capital available.
The Fixed Assets Ratio (“ĺndice de Imobilização”) indicates the levei of Total Capital committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN. On December 31, 2018, the Fixed Assets Ratio reached 25.9%, which presents a buffer of R$ 35,447 million.

On December 31, 2018, the Tier I capital ratio fully loaded with Basel III rules and considering the 240 basis points impact of the distribution of the additional dividends and interest on own capital, reached 13,5% and the CET 1 capital ratio fully loaded reached 12,5%.
Simulated Common Equity Tier I with Fully Loaded Basel ill Rules

2.9 Leverage Ratio
The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighs or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly.
As from January 1, 2018, the Resolution 4,615 was put into force and established minimum requirement at 3% for the Leverage Ratio.
The following Information is based on the methodology and standard format introduced by BACEN Circular 3,748. As of 31 December, 2018, Itaú Unibanco’s Leverage Ratio reached 9.0%.
Comparative Summary of Published Financial Statements and Leverage Ratio 111
R$ thousand

1	12/31/2018	09/30/2018	12/31/2017
Total assets according to published financial statements	1,649,613,394	1,613,161,633	1,503,503,484
Adjustment for differences in consolidation of accounts	(193,686,629)	(188,249,447)	(177,174,391)
Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized	(3,531,977)	(3,584,471)	(4,321,463)
Adjustment for changes in reference values and potential future gains on derivative financial instruments	3,762,182	12,606,573	16,787,004
Adjustment for repurchase transactions and securities lending	10,581,273	13,094,110	8,490,047
Adjustment for transactions not booked in Prudential conglomerate’s total assets	111,392,609	114,388,601	124,938,006
Other adjustments	(119,399,124)	(115,500,243)	(92,454,631)
Total Exposure	1,458,731,726	1,445,916,756	1,379,768,056
Disclosure of information on Leverage Ratio			R$thousand
1	12/31/2018	09/30/2018	12/31/2017
Items shown inthe Balance Sheet Balance sheet items other than derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,061,278,745	1,020,019,383	1,008,016,351
Adjustments for equity items deducted in calculating Levei 1 Capital	(30,373,825)	(30,825,792)	(32,181,377)
Total exposure shown in the Balance Sheet	1,030,904,920	989,193,592	975,834,974
Transactions using Derivative Financial Instruments Replacement value for derivatives transactions	23,838,639	25,215,809	17,609,126
Potential future gains from derivatives transactions	5,880,983	13,767,009	12,839,150
Adjustment for collateral in derivatives transactions	-	-	-
Adjustment for daily margin held as collateral	-	-	-
Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or default of the entities responsible for the settlement system	(8,126,140)	(7,445,495)	-
Reference value adjusted for credit derivatives	6,852,704	7,092,846	6,416,313
Adjustment of reference value calculated for credit derivatives	(845,365)	(807,787)	(2,468,459)
Total exposure for derivative financial instruments	27,600,821	37,822,382	34,396,130
Repurchase Transactions and Securities Lending (TVM) Investments in repurchase transactions and securities lending	272,924,200	286,550,419	236,108,899
Adjustment for repurchases for settlement and creditors of securities lending	-	-	-
Amount of counterparty credit risk	10,581,273	13,094,110	8,490,047
Amount of counterparty credit risk in transactions as intermediary	5,327,903	4,867,651	-
Total exposure for repurchase transactions and securities lending	288,833,376	304,512,181	244,598,946
Off-balance sheet items Reference value of off-balance sheet transactions	340,901,467	341,329,404	315,504,944
Adjustment for application of FCC specific to off-balance sheet transactions	(229,508,858)	(226,940,803)	(190,566,938)
Total off-balance sheet exposure	111,392,609	114,388,601	124,938,006
Capital and Total Exposure Levei 1	131,154,464	121,385,672	122,453,327
Total Exposure	1,458,731,726	1,445,916,756	1,379,768,056
Leverage Ratio Basel III Leverage Ratio	9.0%	8.4%	8.9%

^ As from thefourth quarter of2017, CitiBank’s brazilian retail business commenced to be Consolidated in Itaú Unibanco’s financial statements.

3 Balance Sheet
The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation.
Comparisson of balance sheets - Assets R$ million

	Consolidated Balanced Sheet	Diferences111	Prudential	Ref. Appedix 1,2)
Assets		12/31/2018
Current assets and Long-term receivables	1,615,235	(214,391)	1,400,845
Cash and cash equivalents	37,159	(72)	37,087
Interbank investments	304,747	(5,408)	299,339
Securities and derivative financial instruments	457,513	(204,509)	253,005
Interbank accounts	132,259	-	132,259
Interbranch accounts	518	-	518
Loan, lease and other credit operations	499,357	2	499,359
Other receivables	180,732	(4,345)	176,387
Tax credit and Actuarial Assets	-	-	18,133
Tax credits arising from income tax losses and social contribution			4,211	(b)
Credits resulting from temporary differences			13,857	(c)
Actuarial assets related to defined benefit pension funds			66	(d)
Other			158,253
Other assets	2,953	(61)	2,892
Permanent assets	34,378	20,704	55,082
Investments	12,950	22,338	35,287
Goodwill based on the expectation of future profitability			862	(e)
investments inthe capital of companies that are similar to non-consolidated financial institutions and insurance companies			8,134	(f)
investments in the capital of financial institutions			7,880	(a)
Other			18,411
Real estate in use	6,405	(521)	5,883
Deferred permanent assets				(g)
Other			5,883
Goodwill	1,281	(1,087)	195
Goodwill based on the expectation of future profitability		-	195	(e)
Intangible assets	13,742	(26)	13,717
Acquisition of rights to credit payroll	1,265		1,265
Intangible assets acquired from October lst2013			1,148	(h)
Intangible assets acquired before October lst2013			117	(0
Other intangible assets	22,060	11,062	33,122
Intangible assets acquired from October lst2013			10,207	(h)
Intangible assets acquired before October lst2013			2,063	(i)
Goodwill based on the expectation of future profitability			20,275	(e)
Deferred permanent assets			438	(g)
Other			139
(Accumulated amortization)	(9,583)	(11,088)	(20,671)
Intangible assets acquired from October lst2013			(4,362)	(h)
Intangible assets acquired before October lst2013			(1,600)	(i)
Goodwill based on the expectation of future profitability			(14,271)	(e)
Deferred permanent assets			(438)	(g)
Total assets	1,649,613	(193,687)	1,455,927

(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premiam Bonds) within the Prudential
Conglomerate and also by the eliminations of transactions with related parties. 121 Prudential information that is presented in Annex I of this document

Comparisson of balance sheets - Liabilities				R$	million
	Consolidated Balanced Sheet	Diferences 111	Prudential		Ref. Appedix 1 (2)
Liabilities	12/31/2018				12/31/2017
Current and Long-term Liabilities	1,502,865	(193,702)	1,309,163
Deposits	463,424	8,217	471,641
Deposits received under securities repurchase agreements	343,236	387	343,623
Funds from acceptances and issuance of securities	111,566	-	111,566
Interbank accounts	41,253	-	41,253
Interbranch accounts	5,610	2	5,612
Borrowings and onlending	67,947	-	67,947
Derivative financial instruments	27,485	-	27,485
Technical provision for insurance, pension plan and capitalization	203,417	(203,417)
Other liabilities	238,925	1,109	240,035
Social and statutory	15,606	(2,418)	13,188
Tax credits arising from income tax losses and social contribution			5,188		(b	)/(c)
Provision of Actuarial assets related to defined benefit pension funds			293		(d	)
Other	-		7.707
Other	-		226,846
Deferred income	2,625	8	2,633
Non-controlling interest in subsidiaries	12,367	(91)	12,276
Non-controlling interest in subsidiaries that are part of the conglomerate		-	12,276		(i	)
Other
Stockholders1 equity	131,757	98	131,855
Capital	97,148	-	97,148
Eligible Instruments			97,148		(k	)
Capital reserves	1,923	-	1,923
Capital reserves			1,923		(m	)
Revenue reserves	37,384	(1,103)	36,281
Revenue reserves	-		36,281		(D

Others

Asset valuation adjustment	(2,879)	1,201	(1,678)
Other revenue and other reserve			(1,678)	(m	)
Others
(Treasury shares)	(1,820)	-	(1,820)
Shares or other instruments issued by the bank	-		(1,820)	(n	)
Total liabilities and stockholders1 equity	1,649,613	(193,687)	1,455,927

111 Differences are mainly due to non-consolidation ofnon financial companies (highlighting thefollowing companies: Insurance, Pension Plan and Premium Bonds) within the PrudênciaI Conglomerate and also by the eliminations of transactions with related parties.
(2) Prudential ‘Information that is presented in Annex I ofthis document.

Gerenciamento de Riscos – Pilar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provides the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco.

List of institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the financial statements and the Prudential Consolidation	
AJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.
Banco Investcred Unibanco S.A.	Itaú EU Lux-Itaú Latin America Equity Fund
Banco Itaú (Suisse) SA	Itaú Global Absolute Return Exclusivo Fundo de Invest em Cotas de Fdos de Inv Multimercado Inv Ext
Banco Itaú Argentina S.A.	Itaú Global Absolute Return Fundo de Investimento Multimercado Investimento no Exterior
Banco Itaú BBA S.A.	Itaú International Securities Inc.
Banco Itaú Consignado S.A.	Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado
Banco Itaú International	Itaú Securities Services Colombia S.A. Sociedad Fiduciaria
Banco Itaú Paraguay S.A.	Itaú Unibanco Holding Cayman Branch
Banco Itaú Uruguay S.A.	Itaú Unibanco Holding S.A.
Banco Itaú Veículos S.A.	Itaú Unibanco S.A.
Banco ItauBank S.A.	Itaú Unibanco S.A. Grand Cayman Branch
Banco Itaucard S.A.	Itaú Unibanco S.A. Nassau Branch
Banco Itauleasing S.A.	Itaú Unibanco S.A. New York Branch
CorpBanca New York Branch	Itaú Unibanco S.A. Tokyo Branch
Dibens Leasing S.A. - Arrendamento Mercantil	Itaú Unibanco Veículos Administradora de Consórcios Ltda.
FIDC NP América Multicarteira	Itaú Valores S.A.
Fideicomisos Financiero Privados BHSA	Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	ITB Holding Ltd.
Fundo de Invest Dir Creditórios Não Padron NPL II	Kinea Ações Fundo de Investimento em Ações
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações
Fundo Fortaleza de Investimento Imobiliário	Kinea I Pipe Fundo de Investimento em Ações
Hipercard Banco Múltiplo S.A.	Kinea I Private Equity FIP Multiestrategia
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Kinea II Macro Fundo de Investimento Multimercado Crédito Privado
Itaú (Panamá) S.A.	Licania Fund Limited
Itaú Administradora de Consórcios Ltda.	Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	MCC S.A. Corredores de Bolsa
Itaú Bank & Trust Bahamas Ltd.	MCC Securities Inc.
Itaú Bank & Trust Cayman Ltd.	Microinvest S.A. Soc. de Crédito a Microempreendedor
Itau Bank, Ltd.	OCA S.A.
Itau BBA International plc	Olti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
Itau BBA USA Securities Inc.	Olympus Fundo de Investimento Renda Fixa
Itaú Casa de Valores S.A.	RedeCard S.A.
Itaú Cia. Securitizadora de Créditos Financeiros	RT Enterprise Soberano Renda Fixa Fundo de Investimento
Itaú Comisionista de Bolsa Colombia S.A.	RT Itaú Dj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI
Itaú Corpbanca	RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú Corpbanca Colombia S.A.	RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Corredores de Bolsa Limitada	Uni-Investment International Corp.
Itaú Corretora de Valores S.A.	Universo FIP Multiestratégia

Institutions that comprise only the financial statements	
ACCS Administradora e Corretora de Seguros Ltda.	Itaú Institucional Renda Fixa Curto Prazo Fundo de Investimento
Albarus S.A.	Itau International Holding Limited
Banco Del Paraná S.A.	Itau Middle East Limited
BICSA Holdings, Ltd.	Itaú Participação Ltda.
BIE Cayman Ltd.	Itaú Rent Administração e Participações Ltda.
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itaú Seguros S.A.
CGB II SpA	Itau USA Asset Management Inc.
CGB III SpA	Itaú Vida e Previdência S.A.
Cia. Itaú de Capitalização	Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento
Corplegal S.A.	Itaúsa Europa - Investimentos, SGPS, Unipessoal, Lda
Estrel Serviços Administrativos S.A.	Itauseg Participações S.A.
FC Recovery S.A.U.	Itauseg Saúde S.A.
FIC Promotora de Vendas Ltda.	ITAUSEG SEGURADORA S.A.
iCarros Ltda.	ITB Holding Brasil Participações Ltda.
IGA PARTICIPAÇÕES S.A.	Itrust Servicios Inmobiliarios S.A.I.C.
Investimentos Bemge S.A.	IU Corretora de Seguros Ltda.
IPI - Itaúsa Portugal Investimentos, SGPS, Unipessoal, Lda	Karen International Limited
Itaú Administração Previdenciária Ltda.	Kinea Investimentos Ltda.
Itaú Administradora General de Fondos S.A.	Maxipago Serviços de Internet Ltda.
Itaú Asesorías Financieras S.A.	MCC Asesorías Limitada
Itau Asia Securities Limited	Mundostar S.A.
Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Nevada Woods S.A.
Itaú Bahamas Directors Ltd.	Proserv - Promociones y Servicios, S.A. de C.V.
Itaú Bahamas Nominees Ltd.	Provar Negócios de Varejo Ltda.
Itaú BBA Colombia S.A. Corporacion Financiera	Recovery do Brasil Consultoria S.A.
Itau BBA International (Cayman) Ltd.	RT Alm 5 Fundo de Investimento Renda Fixa
Itaú BBA México, S.A. de C.V.	RT Alm Soberano 2 Fundo de Investimento Renda Fixa
Itaú BBA Participações S.A.	RT Columbia Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú BBA Trading S.A.	RT Defiant Multimercado - Fundo de Investimento
Itaú Chile Compañía de Seguros de Vida S.A.	RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Chile Inversiones, Servicios y Administracion S.A.	RT Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado
Itaú Corpbanca Recaudaciones y Cobranzas S.A.	RT Nation Renda Fixa - Fundo de Investimento
Itaú Corredor de Seguros Colombia S.A.	RT Valiant Renda Fixa - Fundo de Investimento
Itaú Corredores de Seguros S.A.	Topaz Holding Ltd.
Itaú Corretora de Seguros S.A.	Tulipa S.A.
Itaú Europa Luxembourg S.A.	Unión Capital AFAP S.A.
Itaú Gestão de Vendas Ltda.	

23

Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Material entities

Total assets, stockholders' equity, country and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions

R$ million

			12/31/2018		09/30/2018		12/31/2017	
Institutions	**Country**	**Activity**	**Total Assets**	**Equity**	**Total Assets**	**Equity**	**Total Assets**	**Equity**
Banco CorpBanca Colômbia S.A. [1]	Colombia	Financial institution	36,865	4,018	40,085	4,516	33,931	3,712
Banco Itaú Argentina S.A. [1]	Argentina	Financial institution	6,339	597	5,658	516	7,395	746
Banco Itaú BBA S.A. [1]	Brazil	Financial institution	2,786	2,209	2,364	2,073	2,760	2,214
Banco Itaú BMG Consignado S.A [1]	Brazil	Financial institution	28,872	2,145	28,461	2,510	28,625	2,448
Banco Itaú Paraguay S.A. [1]	Paraguay	Financial institution	12,893	1,463	13,202	1,462	11,099	1,141
Banco Itaú Suisse S.A. [1]	Switzerland	Financial institution	6,975	762	6,770	777	5,208	688
Banco Itaú Uruguay S.A. [1]	Uruguay	Financial institution	17,066	1,672	18,165	1,823	14,261	1,324
Banco Itaucard S.A. [1]	Brazil	Financial institution	99,639	9,332	96,622	9,477	100,066	8,549
Banco Itauleasing S.A. [1]	Brazil	Financial institution	11,967	11,589	11,946	11,665	12,009	11,520
Cia. Itaú de Capitalização	Brazil	Premium Bonds	4,585	782	4,419	796	4,591	786
Dibens Leasing S.A. - Arrendamento Mercantil [1]	Brazil	Leasing	32,369	5,309	45,837	5,233	80,045	4,831
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento [1]	Brazil	Consumer Finance Credit	5,986	838	5,307	840	4,744	707
Hipercard Banco Múltiplo S.A. [1]	Brazil	Financial institution	17,684	4,407	16,683	4,522	15,910	4,355
Itau Bank, Ltd. [1]	Cayman Islands	Financial institution	9,862	4,371	10,206	4,385	9,676	3,735
Itau BBA Colombia S.A. Corporación Financiera [1]	Colombia	Financial institution	9	3	465	453	380	368
Itaú BBA International plc [1]	United Kingdom	Financial institution	32,946	4,665	29,024	4,741	23,142	3,722
Itaú BBA USA Securities Inc. [1]	United States	Broker	2,009	1,856	2,110	1,908	1,711	1,543
Itaú BMG Seguradora S.A. [1]	Brazil	Insurance	93	76	95	78	166	77
Itaú CorpBanca [1]	Chile	Financial institution	128,579	16,567	136,661	17,856	119,795	15,896
Itaú Corretora de Valores S.A. [1]	Brazil	Broker	3,856	1,262	4,536	1,161	2,919	1,188
Itaú Seguros S.A.	Brazil	Insurance	6,572	2,062	9,850	4,242	9,940	5,481
Itaú Unibanco S.A. [1]	Brazil	Financial institution	1,230,424	87,200	1,196,536	85,564	1,188,959	61,640
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	200,175	2,610	194,599	2,607	182,154	3,976
Luizacred S.A. Soc. Cred. Financiamento Investimento [1]	Brazil	Consumer Finance Credit	8,323	809	7,191	747	5,704	632
Redecard S.A. [1]	Brazil	Acquirer	68,624	16,403	63,555	16,372	64,276	15,612

[1] *Institutions included in the Prudential Conglomerate.*

24

Itaú Unibanco

4 Investments in other entities not classified in the trading book
The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), as amended, and with the rulings issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, as applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets.
The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value.
Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information.
In the fourth quarter of 2018, there were no significant amendments to policies related to investments in other entities.
Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains.
For further information on Itaú Unibanco’s accounting policies, please see Note 3 - “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.
The assessment of equity risk not included in the trading book, designated financial investment risk, is done on the ICAAP process. This assessment simulates asset losses in a stress scenario.
The table below shows the investments in other entities not classified in the trading book. On December 31, 2018, the capital required for these investments was R$ 211.1 million.

Investments in other entities			R$million
	12/31/2018	09/30/2018	12/31/2017
Carrying Amount	1,228.6	629.9	827.9
Public	526.1	509.6	716.1
Private	702.5	120.3	111.8
Fair value	1,260.8	826.7	1,094.3
Public	541.3	687.1	963.7
Private	719.5	139.6	130.6
Gain or losses arising on investments in other entities	0.3	0.5	0.1
Recognized and unrealized gain or losses	(40.9)	(123.2)	137.1
Unrecognized and unrealized gain or losses	32.2	196.8	266.4

Gerenciamento de Riscos – Pilar 3

5 Credit Risk

5.1 Framework and Treatment

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower's, issuer's or counterparty's credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution's risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase.

There is a credit risk management and control structure, centralized and independent of the business units that define operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The credit's portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco's credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For large companies, classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reserve occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item "9 Other Risks".

In compliance with CMN Resolution 3,721, the document "Public Access Report - Credit Risk," which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies.

26

Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

5.2 Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions.

Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions

Operations with Credit Granting Characteristics[1] by Countries: Exposure

R$ million

	12/31/2018											09/30/2018
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	**230,361**	**1,121**	**45,467**	**8,830**	**1**	**3,041**	**-**	**-**	**3,599**	**30**	**292,450**	**287,849**
Rural Loans	65	-	-	-	-	-	-	-	-	-	65	65
Real State	41,777	119	24,055	1,511	-	411	-	-	369	-	68,242	69,374
Payroll	44,237	-	-	-	-	-	-	-	-	-	44,237	43,548
Vehicle and Leasing	15,239	-	-	114	-	135	-	-	-	-	15,488	14,887
Credit card	94,455	712	3,050	893	-	795	-	-	2,306	-	102,211	94,773
Financial Guarantees Provided	1,041	-	20	3	1	-	-	-	3	6	1,074	1,221
Personal Loans (Other)	33,547	290	18,342	6,309	-	1,700	-	-	921	24	61,133	63,981
Companies	**190,869**	**3,013**	**56,691**	**18,057**	**8,097**	**5,425**	**15,693**	**3,296**	**6,898**	**1,064**	**309,103**	**315,918**
Rural Loans	8,913	-	-	-	-	-	-	-	-	-	8,913	9,280
Investments	27,893	21	4,524	3,651	-	8	16	-	36	31	36,180	38,269
Import and Export	28,413	532	681	638	4,324	-	7,880	3,134	206	-	45,808	51,544
Working Capital, Discount Bonds and Secured Line of Credit	84,526	1,878	45,040	11,691	3,253	5,112	7,214	-	6,233	950	165,897	161,304
Financial Guarantees Provided	35,547	581	6,175	1,922	520	304	583	162	359	83	46,236	49,313
Other	5,577	1	271	155	-	1	-	-	64	-	6,069	6,208
Total	**421,230**	**4,134**	**102,158**	**26,887**	**8,098**	**8,466**	**15,693**	**3,296**	**10,497**	**1,094**	**601,553**	**603,767**

[1] *The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.*

Operations with Credit Granting Characteristics[1] by Countries: Quarterly Average Exposure

R$ million

	12/31/2018											09/30/2018
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	**225,545**	**1,075**	**47,517**	**9,398**	**1**	**3,038**	**-**	**-**	**3,543**	**29**	**290,146**	**284,583**
Rural Loans	65	-	-	-	-	-	-	-	-	-	65	71
Real State	41,365	108	24,983	1,586	-	399	-	-	366	-	68,807	68,437
Payroll	43,892	-	-	-	-	-	-	-	-	-	43,892	43,328
Vehicle and Leasing	14,915	-	-	133	-	139	-	-	-	-	15,187	14,606
Credit card	90,767	672	3,064	930	-	801	-	-	2,258	-	98,492	93,762
Financial Guarantees Provided	1,113	-	20	3	1	-	-	-	3	7	1,147	1,239
Personal Loans (Other)	33,428	295	19,450	6,746	-	1,699	-	-	916	22	62,556	63,140
Companies	**191,569**	**2,996**	**58,188**	**18,813**	**8,104**	**5,364**	**15,936**	**3,476**	**6,899**	**1,165**	**312,510**	**312,719**
Rural Loans	9,096	-	-	-	-	-	-	-	-	-	9,096	8,839
Investments	28,588	20	4,688	3,834	-	8	17	-	38	32	37,225	38,498
Import and Export	30,599	530	810	805	4,256	-	8,148	3,311	217	-	48,676	51,340
Working Capital, Discount Bonds and Secured Line of Credit	81,085	1,766	45,797	12,093	3,313	5,078	7,209	-	6,244	1,016	163,601	158,895
Financial Guarantees Provided	36,559	679	6,624	1,914	535	277	562	165	342	117	47,774	48,924
Other	5,642	1	269	167	-	1	-	-	58	-	6,138	6,223
Total	**417,114**	**4,071**	**105,705**	**28,211**	**8,105**	**8,402**	**15,936**	**3,476**	**10,442**	**1,194**	**602,656**	**597,302**

[1] *The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.*

Operations with Credit Granting Characteristics[1] in Brazil: Exposure

R$ million

	12/31/2018						09/30/2018
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	**147,978**	**26,381**	**7,868**	**34,048**	**14,086**	**230,361**	**220,732**
Rural Loans	55	6	-	2	2	65	65
Real State	34,873	3,124	399	1,524	1,857	41,777	40,954
Payroll	24,367	5,459	3,383	8,011	3,017	44,237	43,548
Vehicle and Leasing	7,708	2,476	954	2,253	1,848	15,239	14,590
Credit card	54,964	11,588	2,515	20,121	5,267	94,455	87,078
Financial Guarantees Provided	974	18	1	6	42	1,041	1,185
Personal Loans (Other)	25,037	3,710	616	2,131	2,053	33,547	33,312
Companies	**158,551**	**17,253**	**1,683**	**7,535**	**5,847**	**190,869**	**192,268**
Rural Loans	5,057	3,000	12	219	625	8,913	9,280
Investments	20,752	3,629	370	1,708	1,434	27,893	29,283
Import and Export	26,092	1,457	172	450	242	28,413	32,785
Working Capital, Discount Bonds and Secured Line of Credit	67,308	8,284	1,017	4,641	3,276	84,526	77,642
Financial Guarantees Provided	35,035	272	24	145	71	35,547	37,571
Other	4,307	611	88	372	199	5,577	5,707
Total	**306,529**	**43,634**	**9,551**	**41,583**	**19,933**	**421,230**	**413,000**

[1] *The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.*

27

Itaú Unibanco

Operations with Credit Granting Characteristics by Economic Sector
Operations with Credit Granting Characteristics(1) in Brazil: Exposure RS million

	12/31/2018									09/30/2018 |
Individuais	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Financial Guarantees Provided	Personal Loans	(Other)	Total	Total
Total	65	68,242	44,237	15,488	102,211	1,074	61,133		292,450	287,849

® The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed Account		Financial Guarantees Provided		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector		0.0%	1,200	3.3%	1,012	2.2%	293	0.2%	1,192	2.6%		0.0%	3,697	1.2%	4,032	1.3%
Energy		0.0%	101	0.3%	947	2.1%		0.0%	27	0.1%		0.0%	1,075	0.3%	1,110	0.4%
Petrochemical and Chemical		0.0%	1,077	3.0%		0.0%	4	0.0%	1,158	2.5%		0.0%	2,239	0.7%	2,545	0.8%
Sundry		0.0%	22	0.1%	65	0.1%	289	0.2%	7	0.0%		0.0%	383	0.1%	377	0.1%
Private Sector	8,913	100.0%	34,980	96.7%	44,796	97.8%	165,604	99.8%	45,044	97.4%	6,069	100.0%	305,406	98.8%	311,886	98.7%
Sugar and Alcohol	554	6.2%	1,503	4.2%	1,807	3.9%	1,175	0.7%	338	0.7%	17	0.3%	5,394	1.7%	5,787	1.8%
Agribusiness and Fertilizers	2,880	32.3%	774	2.1%	3,436	7.5%	9,635	5.8%	528	1.1%	78	1.3%	17,331	5.6%	17,066	5.4%
Food and Beverage	1,317	14.8%	1,988	5.5%	3,105	6.8%	7,569	4.6%	2,814	6.1%	206	3.4%	16,999	5.5%	17,112	5.4%
Banks and Other Financial Institutions	5	0.1%	676	1.9%	1,101	2.4%	6,725	4.1%	2.332	5.0%	13	0.2%	10,852	3.5%	11,078	3.5%
Capital Assets	91	1.0%	433	1.2%	800	1.7%	3,089	1.9%	1.528	3.3%	170	2.8%	6,111	2.0%	6,226	2.0%
Pulp and Paper	27	0.3%	286	0.8%	883	1.9%	761	0 5%	577	1.2%	37	0.6%	2,571	0.8%	2,598	0.8%
Electronic and IT		0.0%	279	0.8%	691	1.5%	3,300	2 0%	1.233	2.7%	202	3.3%	5,705	1.8%	5,577	1.8%
Packaging		0.0%	139	0.4%	560	1.2%	1,680	1 0%	272	0.6%	151	2.5%	2,802	0.9%	2,541	0.8%
Energy and Sewage		0.0%	3,221	8.9%	2,132	4.7%	2,588	1 6%	5.614	12.1%	470	7.7%	14,025	4.5%	14,711	4.7%
Education	8	0.1%	270	0.7%	56	0.1%	1,716	1.0%	1,066	2.3%	59	1.0%	3,175	1.0%	3,351	1.1%
Pharmaceuticals and Cosmetics	2	0.0%	299	0.8%	1,588	3.5%	3,559	2.1%	1,669	3.6%	153	2.5%	7,270	2.4%	6.979	2.2%
Real Estate Agents	33	0.4%	8,849	24.5%	216	0.5%	8,986	5.4%	1,511	3.3%	277	4.6%	19,872	6.4%	20.853	6.6%
Entertainment and Tourism		0.0%	482	1.3%	117	0.3%	3,957	2.4%	487	1.1%	313	5.2%	5,356	1.7%	5.251	1.7%
Wood and Furniture	42	0.5%	247	0.7%	620	1.4%	1,977	1.2%	70	0.2%	108	1.8%	3,064	1 0%	2,988	0.9%
Construction Material	6	0.1%	648	1.8%	1,246	2.7%	2,312	1.4%	957	2.1%	172	2.8%	5,341	1.7%	5,598	1.8%
Steel and Metallurgy	43	0.5%	547	1.5%	941	2.1%	4,890	2.9%	687	1.5%	844	13.9%	7,952	2.6%	8,384	2.7%
Media		0.0%	114	0.3%	86	0.2%	469	0.3%	95	0.2%	9	0.1%	773	0.3%	772	0.2%
Mining		0.0%	311	0.9%	325	0.7%	6,033	3.6%	2,551	5.5%	42	0.7%	9,262	3.0%	9,465	3.0%
Infrastructure Work	18	0.2%	578	1.6%	595	1.3%	5,926	3.6%	1,683	3.6%	268	4.4%	9,068	2.9%	9,470	3.0%
Oil and Gas(2)	57	0.6%	525	1.5%	880	1.9%	4,426	2.7%	1,599	3.5%	147	2.4%	7,634	2.5%	7,555	2.4%
Petrochemical and Chemical	317	3.6%	494	1.4%	2,875	6.3%	4,689	2.8%	1,122	2.4%	142	2.3%	9,639	3.1%	10,037	3.2%
Health Care	6	0.1%	396	1.1%	262	0.6%	2,038	1.2%	454	1.0%	48	0.8%	3,204	1.0%	3,133	1.0%
Insurance and Reinsurance and Pension Plans		0.0%	9	0.0%		0.0%	20	0.0%	78	0.2%		0.0%	107	0.0%	138	0.0%
Telecommunications		0.0%	101	0.3%	152	0.3%	1,981	1.2%	3,555	7.7%	12	0.2%	5,801	1.9%	5,947	1.9%
Clothingand Footwear	58	0.7%	353	1.0%	1,122	2.4%	2,678	1.6%	336	0.7%	239	3.9%	4,786	1.5%	5,001	1.6%
Trading	31	0.3%	92	0.3%	652	1.4%	1,047	0.6%	184	0.4%	18	0.3%	2,024	0.7%	2,264	0.7%
Transportation	61	0.7%	5,056	14.0%	1,053	2.3%	4,343	2.6%	891	1.9%	259	4.3%	11,663	3.8%	11.128	3.5%
Domestic Appliances	3	0.0%	59	0.2%	450	1.0%	1,581	1.0%	304	0.7%	22	0.4%	2.419	0.8%	2.372	0.8%
Vehicles and Autoparts	11	0.1%	1,084	3.0%	1,767	3.9%	7,784	4.7%	2,264	4.9%	247	4.1%	13.157	4.3%	13.679	4.3%
Third Sector		0.0%	27	0.1%		0.0%	1,740	1.0%	15	0.0%	3	0.0%	1.785	0.6%	2.017	0.6%
Pi blishirg arc Pnrtirg		0.0%	100	0.3%	41	0.1%	953	0.6%	134	0.3%	72	1.2%	1,300	0.4%	1.276	0 4%
Commerce - Surcry	5	0.1%	1,074	3.0%	1,430	3.1%	15,350	9.3%	1,443	3.1%	698	11.5%	20,000	6.5%	19,742	6.2%
Ircustry - Surcry		0.0%	71	0.2%	6,246	13.6%	3,301	2.0%	273	0.6%	26	0.4%	9,917	3.2%	10,014	3.2%
Surcry Services	42	0.5%	2,438	6.7%	5,274	11.5%	29,205	17.6%	3,848	8.3%	547	9.0%	41,354	13.4%	43,126	13.7%
Surcry	3,296	37.0%	1,457	4.0%	2,287	5.0%	8,121	4.9%	2,532	5.5%		0 0%	17,693	5.7%	18,650	5.9%
Total	8,913	100.0%	36,180	100.0%	45,808	100.0%	165,897	100.0%	46,236	100.0%	6,069	100.0%	309,103	100.0%	315,918	100.0%

Operations with Credit Granting Characteristics*1* in Brazil: Exposure R$mim>n
12/31/2018 I 09/30/2018
‘ Tf.e anr.Ov-nt -«C-VSeS f-RORZ-a: g,:;e5 o . >“.’r- ttea !OORS, ao ROi •Vscvses secu’-t es ;;<:a -S .)/ !.» -•.)>,>,f>,
121 Comprĺses trade offuel.

Remaining maturity of loan transactions
Remaining maturities of loan transactions(1) rs mWon

	r		12/31/2018		r			09/30/2018
	up to 6	6 to 12	lto 5	above 5years	Total	up to 6	6 to 12	lto 5 abo1	ve 5 years	Total
Individuais	85,292	4,868	60,520	96,645	247,325	77,044	5,179	60,081	98,447	240,751
Rural Loans	16	29	10	4	59	19	17	12	4	52
Real State	46	45	1,353	66,775	68,219	62	45	1,381	67^860	69,348
Pay’o	369	826	21,896	21,216	44,307	351	980	21,953	20,343	43,627
Ve-i c e anc leas ng	259	805	14,420	26	15,510	304	773	13,800	35	14,912
C*ec t ca*c	//,002				77,002	68,363				68,363
Fnane a G„a’antees P*ovcrn	89	643	34	293	1,059	91	765	50	299	1,205
Pe’sona loans(Otne’)	7,511	2,520	22,807	8,331	41,169	7,854	2,599	22,885	9,906	43,244
Companles	95,851	29,453	109,523	58,799	293,626	93,276	33,345	108,938	64,752	300,311
R-*a Loa is	3,389	3,379	1,277	598	8,643	3,808	3,675	957	559	8,999
Invest” rnts	1,709	2,842	19,092	10,653	34,296	2,402	2,273	19,391	11,778	35,844
l”*OOT ann Fxnrrt	18,996	3,741	19,948	3,111	45,796	20,539	5,645	21,399	3,954	51,537
Wo< ng C.an ia . D sf.o.nt Bmns a nr: (>..a’antrrn Ar.r.n.-ni	60,924	13,052	55,853	22,751	152,580	55,096	14,037	53,635	25,633	148,401
F nanr. a G..a’ant<’rs P-ovcrc	10,466	6,161	9,142	20,482	46,251	11,091	7,408	9,393	21,436	49,328
Otnr-	367	278	4,211	1,204	6,060	340	307	4,163	1,392	6,202
Total	181,143	34,321	170,043	155,444	540,951	170,320	38,524	169,019	163,199	541,062

Do not inciude loan commitments.
Concentration on the Major Debtors

	Exposure%ofportfolio		Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations(1)	12/31/2018		09/30/2018		12/31/2017
Largest debtor	5,193	0.9%	5,267	0.9%	4,079		0.7%
10 largest debtors	31,554	5.3%	30,406	5.1%	28,958		5.1%
20 largest debtors	47,430	7.9%	46,822	7.8%	46,313		8.2%
50 largest debtors	73,355	12.3%	73,867	12.3%	74,764		13.3%
100 largest debtors	98,572	16.5%	100,330	16.7%	101,142		17.9%
<! l The amounts inciude financial guarantees provided. Do not inciude loan commitments.
Concentration of Major Clients with Credit Granting Characteristics						R$	miiiion
	Exposure%ofportfolio		Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Seciirities 111	12/31/2018		09/30/2018		12/31/2017
Largest debtor	7,575	1.1%	7,981	1.2%	7,668		1.2%
10 largest debtors	43,959	5.4%	44,160	6.4%	39,982		6.2%
20 largest debtors	58,252	10.0%	68,834	10.0%	64,827		10.1%
50 largest debtors	108,545	15.9%	108,372	15.8%	108,821		16.9%
100 largest debtors	143,259	21.0%	144,004	21.0%	144,293		22.4%
<! l The amounts inciude financial guarantees provided. Do not inciude loan commitments.

Overdue Amounts
Overdue Amounts: by Brazil Regions and Countries

			12/31/2018						09/30/2018
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days		Total
Southeast	3,954	2,328	4,064	4,436	535	15,317	4,118	2,059	4,121	3,975	568		14,841
South	639	251	570	702	101	2,263	641	252	557	681	109		2,240
North	217	73	146	188	38	662	209	67	147	184	42		649
Northeast	609	304	746	1,039	125	2,823	662	309	725	931	144		2,771
Midwest	431	145	296	409	69	1,350	410	136	331	412	63		1,352
Brazil	5,850	3,101	5,822	6,774	868	22,415	6,040	2,823	5,881	6,183	926		21,853
Foreign	2,945	579	934	735	371	5,564	4,054	830	892	1,048	196		7,020
Total	8,795	3,680	6,756	7,509	1,239	27,979	10,094	3,653	6,773	7,231	1,122		28,873
Overdue Amounts: by Economic Sector												R$	million
			12/31/2018						09/30/2018
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above360 days	Total	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days		Total
Public Sector							2						2
Private Sector	8,795	3,680	6,756	7,509	1,239	27,979	10,092	3,653	6,773	7,231	1,122		28,871
Companies	2,066	1,423	2,136	2,159	474	8,258	2,724	1,363	2,163	2,057	413		8,720
Industry and Commerce	774	277	656	921	226	2,854	1,066	370	787	1,013	260		3,496
Services	1,076	1,118	1,390	742	236	4,562	1,474	921	785	967	143		4,290
Primary	211	27	89	493	12	832	182	72	589	76	10		929
Other	5	1	1	3		10	2		2	1			5
Individuais	6,729	2,257	4,620	5,350	765	19,721	7,368	2,290	4,610	5,174	709		20,151
Total	8,795	3,680	6,756	7,509	1,239	27,979	10,094	3,653	6,773	7,231	1,122		28,873

Allowance for Loan Losses
In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision levei that is appropriate to the risk incurred in each operation. For each operation, the assessment and the Client or economic group rating, the operation rating, and the possible existence of overdue amounts are taken into account and the volume of the regulatory provision is determined.
Allowance for Loan Losses - Quarterly evolution

	Opening Balance	Necessary accounting net Write- Off Final Balance*1! provisions			Opening Balance	Necessary accounting net Write- Off provisions		Final Balance	*1’
Public Sector	(4)	1	1	(2)	(4)	-	-	(4)
Private Sector	(35,492)	(3,253)	4,486	(34,259)	(36,114)	(3,704)	4,326	(35,492)
Companies	(17,844)	355	1,257	(16,232)	(18,779)	(433)	1,368	(17,844)
Industry and Commerce	(5,007)	40	717	(4,250)	(5,186)	(386)	565	(5,007)
Services	(9,612)	(245)	445	(9,412)	(10,802)	479	711	(9,612)
Primary	(1,805)	96	94	(1,615)	(1,681)	(206)	82	(1,805)
Other	(1,420)	464	1	(955)	(1,110)	(320)	10	(1,420)
Individuais	(17,648)	(3,608)	3,229	(18,027)	(17,335)	(3,271)	2,958	(17,648)
Total	(35,496)	(3,252)	4,487	(34,261)	(36,118)	(3,704)	4,326	(35,496)

w Comprises provisions for financial guarantees provided ofR$ 1,136 in dec/18 and R$ 1,269 in sep/18, registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782.

Mitigating Instruments
Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.
To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internai or externai and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Lastly, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the takeKs risk parameters with those of the guarantor.
Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.
In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the Prudential regulations in force. In this process, the institution assesses the coverage levei of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects.
In the case of credit transactions mitigated by fiduciary transfer or lst-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809.
The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation.
Currently, Itaú Unibanco uses the Simple Approach.

Total Mitigation			R$	million
	12/31/2018	09/30/2018		12/31/2017
Demand and time deposits, savings and own financial credit bilis	315,203	285,513		287,671
FPR 0%	315,203	285,513		287,671
Securities	103,791	71,105		13,953
FPR 0%	35,537	15,753		13,953
FPR 10%	68,254	55,352		-
Personal Guarantee	46,968	50,692		41,076
FPR 0%	7,219	10,400		6,702
FPR 20%	1,720	3,494		-
FPR 50%	37,312	36,332		33,916
FPR 85%	717	467		457
Credit Linked Notes (CLN)	9,110	8,751		8,005
FPR 0%	9,110	8,751		7,873
FPR 20%	-	-		131
Netting	388,327	388,970		1,498
FPR 0%	388,327	388,970		1,498

Counterparty Credit Risk
Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompass of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.
Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments.
Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809.
According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the
Unsettled Operation Credit Conversion Factor (FCL) is considered.
Derivative Contracts Subject to Counterparty Credit Risk r$ miiiion
	12/31/2018		09/30/2018
Settled in a settlement system (Stock Exchange)<1>	6,623		6,811
Notional Value	1,056,925		1,500,394
Potential Future Exposures	1,942		1,538
Gross Positive Value	4,680		5,273
Not settled in a settlement system (Over-the-Counter) - with collateral	-		-
Notional Value	248,754		228,621
Potential Future Exposures	3,263		3,175
Gross Positive Value	6,695		7,668
Effects of netting agreements	6,043		7,137
Effect of collateral	3,914		3,706
Not settled in a settlement system (Over-the-Counter) - without collateral	20,065		20,968
Notional Value	1,151,793		1,229,158
Potential Future Exposures	8,224		9,054
Gross Positive Value	11,841		11,913
Net exposure to derivatives	26,687		27,779
ll> Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty.
Transactions carried out on behalf of Clients Subject to Counterparty Credit Risk		R$	million
	| 12/31/2018		09/30/2018
Derivatives Contracts	1,155		1,028
Notional Value	1,279,432		1,061,278
Potential Future Exposures	3,783		3,794
Gross Positive Value	4,343		3,651
Collaterals	6,972		6,417
Security lending and borrowing	2,207		2,009
Notional Value	5,328		4,868
Collaterals	3,121		2,859
Net exposure	3,361		3,037

Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive.
Repurchase Agreements Subject to Counterparty Credit Risk		R$	million
			09/30/2018
Settled in a settlement system (1>	2,804		2,487
Reverse repo agreements	2,221		2,408
Notional Value ,2)	277,241		287,393
Effect of collateral	275,020		284,985
Repo agreements	583		79
Notional Value ,2)	230,390		207,967
Effect of collateral	229,807		207,888
Not settled in a settlement system	4,855		5,404
Reverse repo agreements	164		776
Notional Value (2>	345		1,088
Effect of collateral(3)	181		311
Repo agreements	4,691		4,627
Notional Value (2>	64,808		68,931
Effect of collateral(3)	60,117		64,304
Net exposure to repurchase agreements	7,659		7,891
ĺl} Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic orsimilar).
(2) The notional value of repurchase agreements is similar to their positive gross value.
ĺ3> Cash and government securities with 0% FPR are used as collateral for counterparty credit risk exposure in repurchase agreements.
Other(1) Agreements Subject to Counterparty Credit Risk		R$	million
	12/31/2018		09/30/2018
Notional Value (2>	14,218		14,500
Collateral posted in favor of clearing houses	9,166		6,780
Effects of netting agreements	-		-
Effect of collateral	-		-
Net exposure to other agreements subject to counterparty credit risk <3>	9,897		7,286
(1> Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending <2> The notional value ofthese agreements is similar to their positive gross value.
<3> Exposure amount after the application ofFCL, according to BACEN Circular 3,644.
Exposure to Counterparty Credit Risk		R$	million
			09/30/2018
Net global exposure to counterparty credit risk	47,605		45,993
Net exposure to derivatives	26,687		27,779
Net exposure to repurchase agreements	7,659		7,891
Net exposure to other agreements subject to counterparty credit risk	9,897		7,286
Net exposure by transactions carried out on behalf of Clients	3,361		3,037
33

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco.
Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit
assets or work as a portfolio credit risk management instrument.
Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.
Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.
Sale or Transfer of Financial Assets					R$	million
	II	12/31/2018	09/30/2018	12/31/2017
Balance of exposures assigned with significant withholding of risks and benefits		85 91				107
Balance of sale of exposure with substantial retention of risks and benefits		4,003 4,175				5,013
Securitization Companies		3,970 4,141				4,932
Financial institutions		33 34				81
Sale or Transfer of Financial Assets					R$	million
	4th quarter	3rd quarter	2nd quarter lst quarter			4th quarter
	2018	2018	2018 2018			2017
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	1,564	979	730			1,011
Credit rights Investments Fund (FIDC)	674	637	596	-		92
Securitization Companies	53	43	31	-		-
Financial institutions	217	299	103	-		314
0ther(1)	620	-	-	-		605
111 Transfer ofcollege credits held with the public sector.
Sale or Transfer of Financial Assets					R$	million
	4th quarter	3rd quarter	2nd quarter lst quarter			4th quarter
	2018	2018	2018 2018			2017
Total exposures assigned overthe last 12 months which have been honored, repurchased or written-off	102	110	116	123		118
Acquisition of Financial Assets					R$	million
		12/31/2018	09/30/2018	12/31/2017
Acquisitions of loan portfolios WITH the retention of assignor’s risks and rewards
a) By type of exposure		472	453			594
Individuais - Vehicle and Leasing		338	385			584
Companies -Loans (CCB)		1	2			9
Companies - Other		133	67			1
b) By type of assignor		472	453			594
Financial institutions		472	453			594
Acquisition of Financial Assets						RS million
		12/31/2018	09/30/2018	12/31/2017
Acquisitions of loan portfolios with NO retention of assignor’s risks and rewards
a) By type of exposure		1,490	1,658			2,379
Individuais - Payroll		1,490	1,658			2,379
b) By type of assignor		1,490	1,658			2,379
Financial institutions		1,490	1,658			2,379

Operations of Securitization
Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables).
Exposure to securitization of FIDC, in the Consolidated accounts, includes only fund units not Consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and benefits must be Consolidated in the Prudential Conglomerate. Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority leveis.
Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533.
The balances of these operations are presented below.

Securitization Exposures (1)					R$	million
	12/31/2018	09/30/2018				12/31/2017
CRI	11,086		11,967			14,668
Mortgage Loans	11,086		11,967			14,668
Single-Tranche	9,684		10,544			12,918
Subordinated	1,402		1,423			1,750
CRA	170		104			48
Credit Related to Agribusiness	170		104			48
Single-Tranche	170		“~1Õ4			~~48~
FIDC	225		332			197
Credit Rights	225		332			197
Sênior	225		332			197
Debenture	82		77			128
Loan portfolio	82		77			128
Single-Tranche	82		77			128
Total	11,563		12,480			15,041
w Traditional securitization.
The table below presents the summary of the securitization activity in the period:
Securitization Activities in the Period(1)					R$	million
	4th quarter 2018 3rd quarter 2018 2nd quarter 2018		lst quarter 2018			4th quarter 2017
CRI	62 253			362		184
Mortgage Loans	62 253			362		184
FIDC		839		5		766
Credit Rights		839		5		766
CRA	267	242				753
Credit Rights	267	242				753
Total	62 520	1,081		367		1,702

111 Traditional securitization.
It should be noted that the portion of RWAcpad attributable to securitization exposure did not exceed 5% of the total on December 31, 2018.
Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively.
As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper.
Gains and losses on securitization are disclosed when they are material.

Credit Derivatives
Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity.
CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.
TRS (total return swap) is a transaction in which a party swaps the total return of an asset orof a basket of assets for regular cash flows, usually interest anda guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.
The maximum potential loss that may be incurred with credit derivatives is the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss, because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.
The credit derivatives sold are not covered by guarantees, and during the fourth quarter of 2018, Itaú Unibanco has not incurred any loss related to credit derivative contracts.
The table below shows the nominal value of purchased credit derivatives that are identical to those for which Itaú Unibanco acts as seller of protection underlying values.
Notional Amount of Credit Derivatives Held in Portfolio R$ million

	12/31/2018	09/30/2018	12/31/2017
Risk Transferred	1,471	1,829	3,694
Credit Default Swap (CDS)	1,471	1,829	3,694
Risk Received	(6,853)	(7,093)	(6,416)
Credit Default Swap (CDS)	(6,853)	(7,093)	(6,416)
Total	(5,382)	(5,264)	(2,722)
Required capital of Risk Received	46	46	46

Gerenciamento de Riscos – Pilar 3

6 Market Risk

6.1 Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices.

Itaú Unibanco's institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the approach to market risk control across the institution.

Itaú Unibanco's market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

- Political, economic and market conditions;
- The profile of Itaú Unibanco´s portfolio; and
- Capacity to act in specific markets.

The key principles underlying Itaú Unibanco's market risk control structure are as follows:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitor and avoid concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The CMN has regulations that establish the segregation of exposure to market risk into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure of limits governance.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

Hedge accounting considerations are presented in detail in Note 5f V – "Accounting hedge" to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

Market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;

37

Itaú Unibanco

• Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historie scenarios);
• Stop Loss: metries that trigger a management review of positions, if the accumulated losses in a given period reach specified leveis;
• Concentration:cumulativeexposureof certain financial instrumentorriskfactorcalculated at market value (“MtM - Markto Market”); and
• Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.
In addition to the risk metries described above, sensitivity and loss control measures are also analyzed. They include:
• Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
• Sensitivity (DV01 - Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
• Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.
Itaú Unibanco uses proprietary systems to measure the Consolidated market risk. The Processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastrueture to ensure the continuity of business in contingency (disaster recovery) situations.
The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies.
6.1 Portfolio Analysis Interest rate risk in the banking book
Interest rate risk is the potential loss associated with variations in these rates in the market in relation to indexer mismatches, maturities and between investments and funding. The methodology adopted involves marking-to-market of the various produets, calculating the sensitivity to variations in interest rates, and the value at risk by historical simulation (VaR) as well as stress tests throughout the entire portfolio, as determined by Itaú Unibanco’s institutional regulations.
In managing the interest rate risk of the loan portfolios that show material early settlements, Itaú Unibanco adjusts the original maturities of transactions, which speeds up the reduetion in theoriginally contracted payment flows so as to better reflect clients’ expected behavior.
Likewise, the balances of produets with no definite expiry date, such as demand deposits and savings accounts, are included in the statisties on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.
The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted.
Sensibility of Banking Position (1> r$miiiior

	Exposures		12/31/2018
Risk factors	Risk of variation in:	Scenario 1	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(8)	(1,271)	(2,493)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2)	(236)	(447)
Price Index Linked	Interest of Inflation coupon	(2)	(209)	(377)
TR	TR Linked Interest Rates	-	(32)	(66)

n> Amounts net of tox effects.
In order to measure these sensitivities, the following scenarios are used:
• Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes, and 1 percentage point in the prices of currencies and shares;
• Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fali, considering the largest resulting losses per risk factor;

Evolution of the Trading Book
The evolution of the Trading Book, broken down by major risk factors, is tabulated below:

Total Value of Trading Position						R$	million
	Hi 12/31/2018 !		09/30/2018		12/31/2017
	Long	Short	Long	Short	Long		Short
Interest Rates	188,191	(200,017)	221,928	(214,914)	142,767		(188,767)
Foreign Exchange	132,741	(131,969)	146,866	(145,623)	124,283		(117,448)
Equities	3,340	(3,304)	3,067	(2,996)	2,092		(2,166)
Commodities	-	-	4	(12)	1		(2)

Evolution of the Derivatives Portfolio
The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these positions and in the corresponding risk factors.
Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty111 R$mmon

12/31/2018	09/30/2018	12/31/2017 1
Long Short Long Short Long Short

Interest Rates 135,839 (127,144) 283,271 (243,242) 164,495 (246,440)

Foreign Exchange	33,327	(65,325)	26,452	(32,032)	22,847		(43,287)
Equities	1,676	(483)	775	(542)	1,053		(138)
Commodities	97	(74)	163	(157)	68		(61)
111 As from the 1st quarter of2018, the consoĺidation of derivatives is no longer determined by the positions of individual companies, and is now Consolidated in the view ofltaú Unibanco Holding SA..
Derivatives: Trades in Brazil - Trading + Banking -		Without Central Counterparty111				R$	million
1	12/31/2018		09/30/2018				12/31/2017
	Long	Short	Long	Short	Long		Short
Interest Rates	42,441	(34,893)	50,677	(41,779)	50,645		(63,319)
Foreign Exchange	13,405	(37,896)	14,081	(40,554)	13,268		(29,103)
Equities	-	(37)	-	(75)	-		(21)
Commodities	37	(51)	34	(46)	31		(39)
111 As from the 1sĺ quarter of2018, the consoĺidation of derivatives is no longer determined by the positions of individual companies, and is now Consolidated in the view ofltaú Unibanco Holding S.A..
Derivatives: Foreign Trades - Trading + Banking		- With Central Counterparty111				R$	million
1	12/31/2018		09/30/2018				12/31/2017
	Long	Short	Long	Short	Long		Short
Interest Rates	37	(1,975)	2,476	(4,711)	2,264		(4,445)
Foreign Exchange	100,892	(96,589)	68,200	(64,213)	95,286		(91,419)
Equities	233	(3,402)	186	(1,623)	-		(1,714)
Commodities	-	-	-	-	-		-
w As from the 1st quarter of 2018, the consoĺidation of derivatives is no longer determined by the positions of individual companies, and is now Consolidated in the view of Itaú Unibanco Holding SA..
Derivatives: Foreign Trades - Trading + Banking		- Without Central Counterparty111				R$	million
1	12/31/2018		09/30/2018				12/31/2017
	Long	Short	Long	Short	Long		Short
Interest Rates	43,950	(105,333)	50,044	(115,148)	77,284		(73,830)
Foreign Exchange	236,337	(228,794)	238,363	(233,829)	218,477		(222,027)
Equities	-	-	-	-	5		-
Commodities		-	-	-	-		-

(1> As from the 1sĺ quarter of 2018, the consoĺidation of derivatives is no longer determined by the positions of individual companies, and is now Consolidated in the view ofltaú Unibanco Holding SA..

VaR - Consolidated Itaú Unibanco
Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence levei of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies.
VaR - Itaú Unibanco Holding111 R$ million

VaR per Risk Factor Group	1 12/31/2018 |	09/30/2018 1	12/31/2017 1
Brazilian Interest rates	898.4	720.0	764.7
Currencies	37.3	32.3	11.9
Equities	50.1	37.9	46.4
Commodities	1.0	1.4	0.8
Diversification effect	(S05.3)	(496.9)	(451.5)
Total VaR	381.5	294.7	372.3
Maximum Total VaR of the Quarter	397.0	476.3	467.3
Average Total VaR of the Quarter	357.8	376.4	400.4
Minimum Total VaR of the Quarter	303.0	294.7	324.2

(1) Considers one-day holding period and 99% confidence levei. VaR per Risk Factor Group includes foreign units information.
The decrease in the Total VaR noticed in relation to the last quarter was mainly due to the decrease in the volatility of the interest rates market.
VaR and Stressed VaR Internai Model - Regulatory Portfolio
For its Regulatory Portfolio, Itaú Unibanco uses historical simulation methodology for calculating the VaR and Stressed VaR, with a confidence interval of 99% and a holding period of at least 10-day, dependingon the market liquidity of the portfolio.
VaR - Itaú Unibanco - Regulatory Portfolio 111 R$ million

VaR per Risk Factor Group	1 12/31/2018		09/30/2018	r	12/31/2017
	VaR Stressed VaR		VaR Stressed VaR		VaR Stressed VaR
Brazilian Interest rates	56.9	180.0	79.5	56.5	161.4	286.6
Currencies	93.1	255.6	77.9	89.2	13.8	18.2
Equities	53.5	141.4	42.2	40.1	17.1	42.5
Commodities	2.9	3.3	4.7	3.0	1.5	2.9
Diversification effect	(80.1)	(216.4)	(71.9)	(85.6)	(79.2)	(159.1)
Total VaR	126.3	363.9	132.4	103.2	114.6	191.1
Maximum Total VaR of the Quarter	275.0	363.9	262.2	245.7	245.9	322.7
Average Total VaR of the Quarter	135.8	130.2	140.5	140.0	139.2	180.9
Minimum Total VaR of the Quarter	68.4	65.7	81.8	85.5	60.7	82.6

(1> VaR Historical Simulation approach, holding period ofat least 10 days. Amounts reported consider 99% confidence levei. Externai Units are not considered.

Stress Testing
In addition to using VaR, Itaú Unibanco analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions. This scenarios are based on past crises or on predetermined shocks in the risk factors.
One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested.
In order to identify its greatest risks and to assist in decision-making by the treasury department and by the sênior management, the results of the stress tests are assessed by means of risk factors as well as in a Consolidated way.
Backtesting
The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing daily hypothetical and effective results with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the VaR pre- established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence interval, considering a range of 250 business days. Confidence intervals of 97.5% and 95%, and periods of 500 and 750 business days, respectively are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:
• Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
• Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to the model; and
• Red (10 or more exceptions): need for improvement actions.
The Backtesting presented one exception in relation to the effective and hypothetical results in the period.
Pricing of Financial Instruments
To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable externai sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions.
The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, Índices, and volatilities.
Prices are calculated by the pricing area, and are independently validated from price information, volatility curves and surfaces (IPV- Independent price validation), to ensure that the information is consistent and accurate.

7 Operational Risk
7.1 Framework and Treatment
Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internai process, people or systems or from externai events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.
Itaú Unibanco internally classifies its risk events in:
• Internai fraud;
• Externai fraud;
• Labor claims and deficient security in the workplace;
• Inadequate practices related to clients, products and Services;
• Damages to own physical assets or assets in use by Itaú Unibanco;
• Interruption of Itaú Unibanco’s activities;
• Failures in information technology (IT) systems, processes or infrastructure;
• Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.
Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of sênior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis underthe responsibility of the business areas and by a centralized control carried out by the internai control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way.
The managers of the executive areas use corporate methods constructed and made available by the internai control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and Services.
Within the governance of the risk management process, regularly, the Consolidated reports on risk monitoring, Controls, action plans and operational losses are presented to the business area executives.
In line with CMN Resolution 4,557, the document “Public Report - Integrated Management of Operational Risk /Internai Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies.

7.2 Crisis Management and Business Continuity
Itaú Unibanco’s Business Continuity Program is designed to anticipate and respond at an acceptable levei to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are:
• Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Centerto maintain the Processing of criticai systems;
• Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable;
• Operational Contingency: alternatives to carry out criticai processes whether they are systemic, procedural or emergency responses.
In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year.
In order to keep the continuity Solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution:
- Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and Services.
- Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings.
In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses.

7.3 Independent Validation of Risk Models
Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.
The validation method, defined in an internai policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include:
• Verification of mathematical and theoretical development of the models;
• Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;
• When applicable, comparison with alternative models and international benchmarks;
• Histhorical Backtesting of the model;
• The correct implementation of the models in the systems used.
Additionally, the validation area assesses the stress testing program.
The performance of the independent validation area and the validation of the processes and models are assessed by Internai Audit and reported to the specific sênior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by sênior management until the conclusion.

8 Liquidity Risk
8.1 Framework and Treatment
Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.
Liquidity risk control is carried out by an area that is independent ofthe business areas, and which isresponsiblefordefining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where Itaú Unibanco operates. All activities are subject to assessment by the independent validation, internai Controls and audit departments.
Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the sênior management for monitoring and decision support:
• Different scenarios for liquidity projections;
• Contingency plans for crisis situations;
• Reports and charts to enable monitoring risk positions;
• Assessment of funding costs and alternatives;
• Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.
The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies.

Gerenciamento de Riscos – Pilar 3

8.2 Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international standard, is defined as follows:

$$LCR = \frac{\mathbf{HQLA}}{\mathbf{Outflows_e - Min\ (Inflows_s; 75\%\ x\ Outflows_s)}}$$

- HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;
- $Outflows_s$ = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;
- $Inflows_s$ = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly Prudential Conglomerate LCR to BACEN. This indicator is subject to a progressive minimum regulatory requirement, as presented below.

Schedule for limits to be observed	From January 1st		
	2017	2018	2019
Liquidity Coverage Ratio (LCR)	80%	90%	100%

Information on the Liquidity Coverage Ratio (LCR)

R$ thousand

		4th quarter 2018 (1)		3rd quarter 2018 (2)		4th quarter 2017 (3)	
		Total Unweighted Value (average)(4)	Total Weighted Value (average)(5)	Total Unweighted Value (average)(4)	Total Weighted Value (average)(5)	Total Unweighted Value (average)(4)	Total Weighted Value (average)(5)
	High Quality Liquid Assets (HQLA)						
1	**Total High Quality Liquid Assets (HQLA)**		**179,879,581**		**179,507,182**		**187,090,072**
	Cash outflows(6)						
2	**Retail deposits and deposits from small business customers, of which:**	**275,132,207**	**24,549,688**	**271,310,918**	**24,337,896**	**261,992,108**	**23,217,281**
3	Stable deposits	144,721,508	7,236,071	138,404,574	6,920,229	141,316,677	7,065,834
4	Less stable deposits	130,410,699	17,313,616	132,906,344	17,417,668	120,675,431	16,151,447
5	**Unsecured wholesale funding, of which:**	**154,104,524**	**70,103,803**	**152,796,965**	**69,308,090**	**140,463,632**	**64,909,344**
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,997,884	99,894	2,151,928	107,601	2,454,389	122,721
7	Non-operational deposits (all counterparties)	150,584,782	68,482,051	149,175,965	67,731,417	136,168,882	62,946,263
8	Unsecured debt	1,521,858	1,521,858	1,469,073	1,469,073	1,840,361	1,840,361
9	Secured wholesale funding		**7,183,423**		**5,740,085**		**5,538,793**
10	**Additional requirements, of which:**	**225,759,210**	**30,030,807**	**222,339,528**	**29,595,362**	**206,262,190**	**24,141,842**
11	Outflows related to derivative exposure and other collateral requirements	27,852,667	13,625,033	23,571,941	11,775,921	16,741,073	7,150,319
12	Outflows related to loss of funding on debt products	3,167,152	3,167,152	3,880,923	3,880,923	4,345,370	4,345,370
13	Credit and liquidity facilities	194,739,391	13,238,622	194,886,663	13,938,517	185,175,747	12,646,152
14	Other contractual funding obligations	**58,043,584**	**58,043,584**	**58,243,800**	**58,243,800**	**52,959,050**	**52,959,050**
15	Other contingent funding obligations	**88,777,377**	**10,536,953**	**91,159,671**	**11,581,524**	**86,240,748**	**9,460,367**
16	**Total cash outflows**		**200,448,258**		**198,806,757**		**180,226,676**
	Cash inflows(6)						
17	Secured lending	174,016,478	323,878	179,692,316	368,834	135,519,090	155,833
18	Inflows from fully performing exposures	27,381,337	16,193,016	27,471,300	16,523,696	28,075,249	15,788,420
19	Other cash inflows	90,014,372	79,188,448	87,515,098	76,856,387	74,529,375	65,926,313
20	**Total cash inflows**	**291,412,186**	**95,705,342**	**294,678,715**	**93,748,917**	**238,123,714**	**81,870,565**
			Adjusted Total (7)		Adjusted Total (7)		Adjusted Total (7)
21	**Total HQLA**		179,879,581		179,507,182		187,090,072
22	**Total net cash outflows**		104,742,916		105,057,841		98,356,111
23	**LCR (%)**		171.7%		170.9%		190.2%

(1) It corresponds to 62 daily average observations.
(2) It corresponds to 64 daily average observations.
(3) It corresponds to 61 daily average observations.
(4) Total balance of the cash inflows or outflows.
(5) After application of weighting factors.
(6) Potential cash outflows ($Outflows_s$) and inflows ($Inflows_s$).
(7) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

The table shows that Itaú Unibanco has an average LCR of 171.7% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics.

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Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

8.3 Net Stable Funding Ratio (NSFR)

The Net Stable Funding Ratio (NSFR), the calculation of which is established by the BACEN and in line with the Basel international guidelines, is defined as follows:

$$NSFR = \frac{Available\ Stable\ Funding\ (ASF)}{Required\ Stable\ Funding\ (RSF)}$$

- ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, as provided for in BACEN Circular 3,869;
- RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, as provided for in BACEN Circular 3,869.

Information on the Net Stable Funding Ratio (NSFR)

R$ thousand

		4th quarter 2018				
		Value per residual effective maturity term (R$ thousand)				
		No Maturity[1]	Lower than six months[1]	Greater than or equal to six months, and lower than 1 year[1]	Greater than or equal to 1 year[1]	Total without Weighting[2]
	Available Stable Funding (AFS)[3]					
1	**Capital**	-	-	-	**188,378,748**	**188,378,748**
2	Reference Equity, gross of regulatory deductions	-	-	-	145,715,421	145,715,421
3	Other capital instruments not included in line 2	-	-	-	42,663,327	42,663,327
4	**Retail Funding**	**221,259,544**	**73,148,565**	**4,587,817**	**13,696,618**	**290,412,751**
5	Stable Funding	147,896,467	4,063,862	435,648	1,719,123	146,495,301
6	Less Stable Funding	73,363,078	69,084,702	4,152,170	11,977,495	143,917,450
7	**Wholesale Funding**	**9,502,162**	**511,398,393**	**47,047,598**	**100,458,331**	**207,750,093**
8	Operational deposits and deposits of member cooperatives	2,647,020	-	-	-	1,323,510
9	Other Wholesale Funding	6,855,142	511,398,393	47,047,598	100,458,331	206,426,583
10	**Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent**	-	**85,361,180**	-	-	-
11	**Other liabilities, in which:**	-	**171,510,619**	**464,077**	**4,264,845**	**5,008,874**
12	Derivatives whose replacement values are lower than zero	-	5,353,854	-	-	-
13	Other liability or equity elements not included above	-	166,156,765	464,077	4,264,845	5,008,874
14	**Total Available Stable Funding (ASF)**	**230,761,706**	**841,418,757**	**52,099,493**	**306,798,543**	**691,550,466**
	Required Stable Funding (RSF)[3]					
15	**Total NSFR high-quality liquid assets (HQLA)**	**132,889,872**	**149,786,689**	**204,889**	**4,507**	**10,893,910**
16	**Operational deposits held at other financial institutions**	-	-	-	-	-
17	**Performing loans and securities (financial institutions, corporates and central banks)**	-	**435,797,172**	**62,982,033**	**302,840,808**	**361,644,075**
18	Performing loans to financial institutions secured by Level 1 HQLA	-	32,706,256	-	18,684	3,289,309
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	-	23,904,189	2,033,213	15,584,385	20,186,620
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	-	367,884,803	53,893,865	173,257,794	238,499,590
21	With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644.	-	-	-	-	-
22	Performing residential mortgages, of which:	-	2,954,529	2,690,117	60,378,757	46,041,493
23	Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	40,513,866	26,334,013
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	8,347,396	4,364,838	53,601,187	53,627,062
25	**Operations in which the institution acts exclusively as intermediary, not undertaking ar**	-	**100,386,085**	**6,158,623**	**448,658**	-
26	**Other assets, in which:**	-	**178,283,038**	**7,220,460**	**54,727,436**	**154,529,421**
27	Transactions with gold and commodities, including those with expected physical settlement	-	-	-	-	-
28	Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty.	-	-	-	11,981,730	10,184,471
29	Derivatives whose replacement values are higher than or equal to zero	-	-	-	1,125,046	1,125,046
30	Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin	-	-	-	857,081	857,081
31	All other assets not included in the above categories	-	178,283,038	7,220,460	40,763,580	142,362,824
32	**Off-balance sheet transactions**	**353,106,561**	-	-	-	**14,574,589**
33	**Total Required Stable Funding (RSF)**	**485,996,433**	**864,252,984**	**76,566,005**	**358,021,409**	**541,641,994**
						Total Adjusted Value[4]
	Total Available Stable Funding (ASF)					**691,550,466**
	Total Required Stable Funding (RSF)					**541,641,994**
34	**NSFR (%)**					127.7%

[1] *This is the total balance of the available stable funding (ASF) or required stable funding (RSF).*
[2] *Corresponds to the amount after application of weighting factors.*
[3] *Corresponds to available stable funding (ASF) or required stable funding (RSF).*
[4] *Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3.869.*

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Itaú Unibanco

Itaú Unibanco’s Available Stable Funding (ASF) amounted to R$ 691.6 billion in the 4th quarter, mainly due to Capital and Retail and Wholesale Funding. Required Stable Funding (RSF), in turn, amounted to R$ 541.6 billion in the 4th quarter, particularly due to Loans and financing awarded to Wholesale and retail customers, central governments and transactions with central Banks.
The table shows that NSFR was 127.7% at the closing of the quarter, above to the requirement of 100%. Thus, the institution counts on sufficient available stable funds to support the stable funds required in the long term, according to the metrics.

Gerenciamento de Riscos – Pilar 3

9 Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

- Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution's expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
- Market Risk;
- Credit Risk;
- Operational risk;
- Liquidity risk in insurance operations.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social and Environmental Risk

Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities.

Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in all new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities.

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco's internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the *Pacto Nacional para Erradicação do Trabalho Escravo* (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded.

In 2018, the institution initiated an internal multidisciplinary work plan to strengthen implementation of the Task Force on Climate related Financial Disclosure (TCFD) guidelines. It has also taken an active role in the UNEP FI work group, which measures physical and transition climate risks, with publication of 2 studies, jointly with another 16 global banks, proposing a method to measure these risks. As a member of the Febraban Climate Risk Work Group, Itaú Unibanco participated in the development of a work plan to align the Brazilian financial sector the recommendations of the TCFD.

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Itaú Unibanco

Regulatory and Compliance Risk
Regulatory and Compliance risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements.
Itaú Unibanco has a structured flow for addressing rules, which involves several areas, covering the stages of recognition and researches, distribution of regulatory environment changes and the monitoring of action plans for regulatory compliance, all of which are established in internai policies. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internai policies.
Model Risk
The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.
The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.
Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuringthe quality and mitigation of the associated risks.
Country Risk
The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.
Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.
Business and Strategy Risk
Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.
Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budgetary process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.
Reputational Risk
Itaú Unibanco understand reputational risk as the risk arising from internai practices, risk events and externai factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

The institution believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.
Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products.
The treatment given to reputational risk is structured by means of many processes and internai initiatives, which, in turn, are supported by internai policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.
Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and money derived from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, Service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned It also seeks continuous alignment with local and International best practices for preventing and fighting against illegal acts, through investing and training employees.
In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:
• Client Identification Process;
• Know Your Client (KYC) Process;
• Know Your Partner (KYP) Process;
• Know Your Supplier (KYS) Process;
• Know Your Employee (KYE) Process;
• Assessment of New Products and Services;
• Monitoring of Transactions;
• Reporting Suspicious Transactions to the Regulatory Bodies; and
• Training and Awareness Raising.
This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies.
In addition, Itaú Unibanco is committed to protecting corporate information and ensuring Client privacy in any transactions. To this end, it has a Corporate Information Security Policy and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and externai audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident.

Gerenciamento de Riscos – Pilar 3

10 Appendix I

	Breakdown of the Referential Equity and Information on its adequacy	12/31/2018		
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	97,148,000	-	(k)
2	Revenue reserves	36,280,744	-	(l)
3	Other revenue and other reserve	245,548	-	(m)
4	Instruments that are authorized to compose the Common Equity Tier I before Resolution No. 4,192 of 2013 comes into effect			
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Common Equity Tier I[3]	**11,936,798**	-	(j)
6	**Common Equity Tier I before prudential adjustments**	**145,611,090**	-	
	Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	161,897	-	
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	7,060,554	-	(e)
9	Intangible assets	7,572,956	-	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31,	4,210,906	-	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	**(1,584,639)**	-	
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-	
13	Gains arising from securitization operations			
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items			
15	Actuarial assets related to defined benefit pension funds	-	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Common Equity Tier I, acquired directly, indirectly or synthetically	1,819,690	-	(n)
17	Investments crossed with instruments eligible for the Common Equity Tier I			
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific deductions.	-	-	
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	-	
20	Mortgage servicing rights			
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I,	-	-	
22	Amount that exceeds 15% of the Common Equity Tier I	**3,011,690**	-	
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	**2,241,669**	-	
24	of which: arising from mortgage servicing rights			
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization[2]	770,021	-	
26	National regulatory adjustments	-	-	
26.a	Deferred permanent assets	-	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-	
26.c	Funding instruments eligible for the Common Equity Tier I issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	-	-	
26.d	Increase of unauthorized capital	-	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	-	
26.f	Deposit to cover capital deficiency	-	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	-	
26.h	Excess of resources invested on permanent assets	-	-	
26.i	PR emphasis	-	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-	-	
27	Regulatory adjustments applied to the Common Equity Tier I due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**22,253,054**	-	
29	**Common Equity Tier I**	**123,358,036**	-	

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.

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Gerenciamento de Riscos – Pilar 3

	Breakdown of the Referential Equity and Information on its adequacy	12/31/2018		
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	Additional Capital Tier I: instruments			
30	Instruments eligible for the Additional Capital Tier I	7,701,570	-	
31	of which: classified as Common Equity Tier I in accordance with the accounting rules	-	-	
32	of which: classified as liabilities in accordance with the accounting rules	-	-	
33	Instruments that are authorized to compose the Additional Capital Tier I before Resolution No. 4,192 of 2013 comes into effect	-	-	
34	Non-controlling interest in subsidiaries non-deductible from the Additional Tier I[3]	94,858	-	
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into	-	-	
36	**Additional Capital Tier I before regulatory deductions**	**7,796,428**	-	
	Additional Capital Tier I: regulatory deductions			
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital Tier I, acquired directly, indirectly or synthetically	-	-	
38	Investments crossed with instruments eligible for the Additional Capital Tier I			
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Tier I	-		
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-		
41	National regulatory adjustments	-	-	
41.a	The capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and do not exceeds 10% of the amount of the Additional Capital Tier I	-	-	
41.b	Non-controlling interest in Additional Capital Tier I	-	-	
41.c	Other residual differences concerning the Additional Capital Tier I calculation methodology for regulatory purposes	-	-	
42	Regulatory adjustments applied to the Additional Capital Tier I due to the insufficiency of Tier II to cover deductions	-	-	
43	**Total regulatory deductions from the Additional Capital Tier I**	-	-	
44	**Additional Capital Tier I**	**7,796,428**	-	
45	**Tier I**	**131,154,464**	-	
	Tier II: instruments			
46	Instruments eligible for Tier II	-	-	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes	15,778,051	23,667,076	
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from	95,620	-	
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into	-	-	
50	Excess of provisions with respect to the loss expected in IRB	-	-	
51	**Tier II before regulatory deductions**	**15,873,671**	-	
	Tier II: regulatory deductions			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	-	
53	Investments crossed with instruments eligible for Tier II			
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II	-		
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-		
56	National regulatory adjustments	-	-	
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-	
56.b	Non-controlling interest in Tier II	-	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-	
57	**Total regulatory deductions from Tier II**	-	-	
58	**Tier II**	**15,873,671**	-	
59	**Referential Equity (Tier I + Tier II)**	**147,028,135**	-	
60	**Total risk-weighted assets**	**818,072,273**	-	

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.

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Itaú Unibanco

Breakdown of the Referential Equity and Information on its adequacy 12/31/2018
Value Temporary Treatment Balance
(R$ Thousand) (R$ Thousand) Sheet Reference
BIS Ratios and Additional Capital Buffers
61 Common Equity Tier 1 Ratio 15.1%
62 Tier I Capital Ratio 16.0%
63 BIS Ratio 18.0%
64 Capital Buffers minimum requirement to the institution (% of RWA) 6.875%
65 of which: conservation buffer 1.875%
66 of which: countercyclical buffer 0.0%
67 of which: buffer for institutions that are systemically important at global level (G-SIB)
68 Common Equity Tier I available to meet the requirement for Additional Capital Buffers (% of 2.375%
National Minimum
69 Common Equity Tier I Ratio, if different from that established in Basel III 4.5%
70 Tier I Ratio, if different from that established in Basel III 6.0%
71 BIS Ratio, if different from that established in Basel III 8.625%
Amounts below the limit for deduction (non-weighted by risk)
Added value of investments lower than 10% of the capital of companies that are similar to non-
72 consolidated financial institutions, insurance companies, reinsurance companies, capitalization 416,894 companies and sponsored pension fund entities
Investments higher than 10% of the capital of companies that are similar to non-consolidated
73 financial institutions, insurance companies, reinsurance companies, capitalization companies and 16,014,391 (f) / (a)
sponsored pension fund entities
74 Mortgage servicing rights
75 Tax credits arising from temporary differences, not deducted from the Common Equity Tier I2 7,899,811 (c)
Limits to the inclusion of provisions in Tier II
Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation
78 -
of the capital requirement by means of the IRB approach (before the application of the limit)
79 Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach -
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
Current limit for instruments that are authorized to compose the Common Equity Tier I before

Resolution No. 4,192 of 2013 comes into effect
81 Amount excluded from the Common Equity Tier I due to the limit
Instruments that are authorized to compose the Additional Capital Tier Ibefore Resolution No.
82 - -
4,192 of 2013 comes into effect
83 Amount excluded from the Additional Capital Tier Idue to the limit - -
Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013
84 -
comes into effect4 15,778,051
85 Amount excluded from Tier II Capital due to the limit4 23,667,076 -
1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.
5 - Considered the Additional Capital Buffer for Domestic Systemically Important Institution of 0.5%

Gerenciamento de Riscos – Pilar 3

11 Glossaries

11.1 Glossary of Acronyms

A

- ARF – *Área de Riscos e Finanças* (Risk and Finance Area)
- AVA - *Avaliação de Vulnerabilidades e Ameaças* (Threats and Vulnerabilities Analysis)
- ACP - Additional Capital Buffers

B

- BACEN - *Banco Central do Brasil* (Central Bank of Brazil)
- BIA - Business Impact Analysis
- BIS - *Bank for International Settlements*
- BRL - Brazilian Real

C

- CCB – *Cédula de Crédito Bancário*
- CDB - *Certificado de Depósito Bancário* (Bank Deposit Certificate)
- CDI - *Certificado de Depósito Interfinanceiro* (Interbank Deposit Certificate)
- CDS - Credit Default Swap
- CEO - Chief Executive Officer
- CET I - Common Equity Tier I
- CGRC - *Comitê de Gestão de Risco e Capital* (Risk and Capital Management Committee)
- CMN - *Conselho Monetário Nacional* (National Monetary Council)
- CNSP - *Conselho Nacional de Seguros Privados* (National Council of Private Insurance)
- CRA – *Certificados de Recebíveis do Agronegócio* (Agribusiness Receivables Certificate)
- CRI - *Certificados de Recebíveis Imobiliários* (Securitized Real Estate Loans)
- CRO - Chief Risk Officer
- CVM - Securities and Exchange Commission
- Comef - Financial Stability Committee (*Comitê de Estabilidade Financeira*)

D

- DV01 - Delta Variation Risk

F

- FCL - *Fator de Conversão de Crédito de Operações a Liquidar* (Unsettled Operation Credit Conversion Factor)
- FEPF - *Fator de Exposição Potencial Futura* (Future Potential Exposure Factor)
- FIDC - *Fundo de Investimento em Direitos Creditórios* (Credit Rights Investment Funds)
- FII – Fundo de Investimento Imobiliário (Real Estate Investment Fund)
- FPRs - *Fatores de Ponderação de Riscos* (weighting factor)

G

- GDP - Gross Domestic Product
- G-SIBs - Global Systemically Important Banks

H

- HQLA – *High quality liquid assets*

I

- ICAAP - Internal capital adequacy assessment process
- IGPM – *Índice Geral de Preços do Mercado* (Brazilian consumer index)
- IPCA - *Índice de Preço ao Consumidor Amplo* (Brazilian consumer index)
- IPV – Independent Price Validation

55

Itaú Unibanco

• IT - Information Technology L
• LCR - Liquidity Coverage Ratio M
• MEP - Equity Method
• MtM - Mark to Market
N
• NSFR-Net Stable Funding Ratio P
• PCN - Planos de Continuidade de Negócios (Business Continuity Plans)
• PR - Patrimônio de Referência (Total Capital)
• PREVIC - Superintendência Nacional de Previdência Complementar (National Superintendence of Supplementary Pension)
R
• RA - Risk Assessment
• RAS - Risk Appetite Statement
• RBAN - Total Capital calculated for covering the interest rate risk of trades of the Banking Portfolio
• RCAP - Regulatory Consistency Assessment Programme
• RCP - Risco de Crédito Potencial (Potential Credit Risk)
• RWA - Risk Weighted Asset
• RWAcpad - Portion relating to exposures to credit risk
• RWAmint - Portion relating to exposures to market risk, using internai approach
• RWAmpad - Portion relating to exposures to market risk, calculated using standard approach
• RWAopad - Portion relating to the calculation of operational risk capital requirements
S
• SOC - Security Operation Center
• SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)
T
• TAC - Termo de Ajustamento de Conduta (Conduct Adjustment Agreements)
• TRS - Total Return Swap
• TR - Taxa Referencial (Referential Rate)
• TVM - Tĺtulos de valores mobiliários (Securities)
V
• VaR - Value at Risk

11.2 Glossary of Regulations
BACEN Circular No. 3,316, of April 30th, 2008 BACEN Circular No. 3,354, of June 27th, 2007 BACEN Circular No. 3,640, of March 04th, 2013 BACEN Circular No. 3,644, of March 04th, 2013 BACEN Circular No. 3,646, of March 04th, 2013 BACEN Circular No. 3,674, of October 31st, 2013 BACEN Circular No. 3,676, of October 31st, 2013 BACEN Circular No. 3,678, of October 31st, 2013 BACEN Circular No. 3,701, of March 13th, 2014 BACEN Circular No. 3,748, of February 26th, 2015 BACEN Circular No. 3,749, of March 05th, 2015 BACEN Circular No. 3,751, of March 19th, 2015 BACEN Circular No. 3,769, of October 29th, 2015 BACEN Circular No. 3,809, of August 25th, 2016 BACEN Circular No. 3,846, of September 13th, 2017 BACEN Circular Letter No. 3,706 of May 05th, 2015 BACEN Circular Letter No. 3,775 of December 16th, 2015 BACEN Circular Letter No 3.869, of December 19th, 2018 BACEN 32.794, of November 22nd, 2018 BACEN 30.371, of January 31 th, 2017 BACEN Circular Letter No. 3,841 of July 27th, 2017 CNSP Resolution No. 321, of July 15th, 2015 CNSP Resolution No. 343, of December 26th, 2016 CNSP Resolution No. 360, of Decemeber 20th, 2017 CMN Resolution No. 3,464, of June 26th, 2007 CMN Resolution No. 3,263, of February 24th, 2005 CMN Resolution No. 3,533 of January 31st, 2008 CMN Resolution No. 3,721 of April 30th, 2009 CMN Resolution No. 3,921, of November 25th, 2010 CMN Resolution No. 4,090, of May 24th, 2012 CMN Resolution No. 4,192, of March 1st, 2013 CMN Resolution No. 4,193, of March 1st, 2013 CMN Resolution No. 4,195, of March 1st, 2013 CMN Resolution No. 4,280, of October 31st, 2013 CMN Resolution No. 4,502, of June 30th, 2016 CMN Resolution No. 4,557, of February 23rd, 2017 CMN Resolution No. 4,615, of November 30th, 2017 CMN Resolution No. 4,680, of July 31th, 2018 Normative SARB 017/2016, of August 25th, 2016